Exhibit 99.1










                               ANNUAL REPORT 2004

                      Tele Norte Celular Participacoes S.A.

                              [Tele Norte Graphic]

Dear Shareholders,

The Board of Directors of Tele Norte Celular Participacoes S.A. (Amazonia Celular), acting within its legal and statutory obligations, submits for your appreciation the Company's Management Report, Social Report and Consolidated Financial Statements, along with the opinions of the Independent Auditors and the Fiscal Council for the year ending on December 31, 2004.

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MESSAGE TO SHAREHOLDERS

The year 2004 was marked by changes in all areas of the Company. By overcoming all the challenges facing it, Amazonia Celular ended the year with an estimated market share of 34%. Despite the highly competitive environment, the Company foresees better days ahead in 2005, when the effects of the work undertaken in 2004 will be felt. Once again, the quality of Amazonia Celular's team, the correct application of the concept of entrepreneurship, i.e. turning every employee into a business entrepreneur, and its policy of building close customer relationships were the main competitive differentials.

The highlight of 2004 was the development of the GSM/EDGE model network, which uses the most advanced technology in operation in Brazil. The launch of this new network put Amazonia Celular ahead of the competition and allowed it to meet its commitment to be the best mobile telephony operator in the states of Amapa, Amazonas, Para, Maranhao and Roraima. The Company also attended the concerns of clients who stayed with it, confident that the move to the new technology would put Amazonia Celular ahead of the other operators. The GSM/EDGE network has provided the widest coverage in the region, right from its initiation, and allows the Company to offer an even greater range of products and services.

Amazonia Celular has maintained the TDMA network, in parallel with the GSM/EDGE network, and will continue to do so with the same quality, coverage and services as long as there is a demand for it on the market.

The innovation was not restricted to the technological area. It was also seen in the brand, with the streamlining of the Amazonia Celular logo, which now resembles an emerald. In the external communication area, the Company moved closer to customers by using a more simple, direct language. These changes helped convey some of the Company's main characteristics: modernity, trust and commitment.

In 2004, Amazonia Celular also adopted the Customer Focused System (SOL), an advanced Customer Relationship Management (CRM) system which helps create policies and strategies to attend each consumer profile. By using the information in its Data Warehouse, the Company was able to focus on customers' needs and wishes while respecting their diverse interests.

Another great challenge in 2004 was the migration to the Personal Mobile Service
(SMP), within the standards laid down by the National Telecommunications Agency (Anatel). This also demanded the involvement of


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all the Company's employees. The migration was a success and from August 1,
Amazonia Celular clients began using the Carrier Selection Code (CSP) for long-distance and international mobile calls, which, in line with the Personal Mobile Service regulations, are carried by a long-distance operator. The Company decided not to apply to the regulatory body for its own long distance license, mainly because of the large number of operators providing this service and the cost of the investment which would be required.

At the same time as these changes were occurring, Amazonia Celular faced much tougher competition. The Company ended the year with 1.3 million clients, 22.2% higher than in 2003. The EBITDA margin (earnings before interest, taxes, depreciation and amortization) came under pressure and closed the year at 24.4% of net service revenues, while total net revenues came to R$498.8 million. The Company fought to attract and retain clients by exploiting some of its differentials - its products, particularly the Plano Controle (Control Plan), wide regional coverage, and its customer relationship program, which is driven by the Voce (You) program.

Although 2004 was marked by a number of important transformations, it was also a preparation period for 2005. Deeper understanding of the competitive reality will mark the year 2005, since the operators in the region are structured and have defined technologically. This will allow Amazonia Celular to prepare the right tools to conquer the best results.

In 2005, Amazonia Celular will also begin using the intelligence resources provided by SOL even more so than in 2004. SOL will be used to promote products and services launches and formulate marketing strategies to reach specific public targets in line with their habits and profile. The GSM/EDGE technology will provide differentiated solutions with more added value, and also expand the data transmission market. Investments will continue to be made in a new network to expand our capacity and quality.

For all these results, Amazonia Celular thanks its shareholders, the regulatory bodies, clients, suppliers, financial institutions and, above all, its employees. They carried out their normal activities while implementing large-scale projects, such as the migration to the SMP and the launch of the new GSM/EDGE network, at the same time. Once again, this shows their great value and ability.

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STRATEGY AND OBJECTIVES

The Company's strategy is based on a tripod of growth, client relationship and return on investment aimed at creating value for the Company's shareholders and clients. The success of this strategy has been achieved by the practical application of its five corporate values: attending the customer's needs (clientivity), management by results, human talent, technological ability and innovation.

The Company has put into practice the concept of "Clientivity" i.e. attending and understanding the client's every need and desire to such a degree that clients have a memorable experience every time they are in touch with the Company. This concept is supported by market research and a complete


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functional database. The result is that the Company can create tailor-made plans for a specific public and provide products and services developed for a particular consumer profile. It also operates the Voce (YOU) program, which gives subscribers bonus points based on their loyalty to the brand and provides the largest and best coverage of the region.

Amazonia Celular oversees the continual growth of its operations in a rational way, which focuses on quality. The Company does not pursue growth at any cost but constantly increases and upgrades its client base while increasingly adding value to its products and services. To do so, it makes great efforts to establish a solid relationship with its customers.

Another of the Company's concerns is to create conditions in which its employees can develop their professional careers and personal lives. This is done through various programs and tools involving the selection of personnel, communication, health and safety, remuneration and human development. The Company has developed the concept of entrepreneurship so that every employee becomes a business entrepreneur, committed to creating value for the Company, clients and shareholders.

Attracting and retaining customers is also ensured by technological ability, which adds value to the business and allows the Company to offer the right innovations at the right time. A decisive step was taken in 2004 when the Company maintained its pioneering position with the launch of its GSM/EDGE network. This technology provides clients with new products and services and put Amazonia Celular in an advantageous position to receive third generation cellular telephony resources.

The Company also uses a solid customer relationship policy to confront the strong competition in the sector by adopting a pro-active approach and providing tailor-made solutions for its different customer profiles. This policy has resulted in the launch of a number of initiatives, one of which - the Voce (You) program - has been outstanding. This program provides a bonus for subscribers based on how long they have used the Company's services and their loyalty to the brand.

The Company's financial performance is evaluated by the Economic Value Added
(EVA) indicator, which focuses not only on the profit but also on the amount of investment needed to achieve this figure. EVA not only highlights the return on capital for particular programs from business units, but also allows management and shareholders to align their interests through its transparency in showing how the results compare with the goals. By taking this approach, Amazonia Celular has achieved greater operating efficiency and improved the use of assets and projects, which bring higher productivity and growth.

The success of these results is directly linked to the proper assimilation and application of the entrepreneurship concept in which each employee is expected to behave like a business entrepreneur, constantly pursuing new challenges and opportunities to achieve consistently better results. To encourage employees, the Company has adopted a Management by Results and Ability program and staff have been given access to all the means needed to develop their basic business skills.


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Tele Norte Celular Participacoes' objectives are as follows:

     o Provide high quality, sophisticated products and services to its clients;

     o Exploit the competitive differential arising from the GSM/EDGE technology to provide subscribers with unique solutions;

     o    Strengthen its brand even further;

     o Be recognized by clients and shareholders as the operator which provides the greatest coverage, trust, innovation and transparency;

     o    Develop its close customer relationship even further;

     o Exploit the Company's Data Warehouse in greater depth to provide differentiated solutions which meet client needs;

     o Incorporate business technology in its daily activities and initiatives even further.

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BUSINESS

The Brazilian cellular telephony market enjoyed another year of great growth in 2004. The number of clients using mobile phones rose by 41.4% over the previous year, reaching 65.6 million, equivalent to 63.2% of all telephone lines operating in Brazil. The density of mobile telephony came to 36.63 of every 100 Brazilians compared with 26.22 in 2003. GSM is the technology, which has grown most in Brazil and ended 2004 with 22.4 million clients, while CDMA technology had 19.5 million users at the year-end. In January 2005, the Brazilian cellular telephony market had 66.6 million registered clients. Of this total, 23.7 million used GSM technology, thereby surpassing users of TDMA technology who numbered 22.9 million at the end of January. The CDMA model had 19.7 million customers at the end of the period.

Figures from the regulatory body, Anatel, show that the Mobile Telephony Service is available to 86.4% of the population and provided in 48.0% of Brazilian towns and cities.

AREA OF ACTIVITY

Amazonia Celular has three direct competitors, Vivo, OI and TIM, in its operating area, which covers the states of Amapa, Amazonas, Para, Maranhao and Roraima. There was great competition among the operators in 2004, mainly due to the consolidation of the fourth entrant to the market, TIM.

The region has a population of 16.7 million, in 212 localities, in an area covering 3.5 million square kilometers. The density of cellular handsets in the states of Amapa, Amazonas, Maranhao, Para and Roraima came to 38.93, 31.56, 13.89, 24.13 and 28.96 per 100 inhabitants, respectively. This means there are a total of 3.7 million users and shows that there is great market potential to be exploited.

Despite the greater direct competition, Amazonia Celular enjoyed competitive advantages. For example, since it was the first mobile telephony operator in its current area after the sector was privatized, it gained a strong base of post-paid clients. The brand has been recognized by local people for its quality over a period of time. The Company also has the most up-to-date technology in its operating area, GSM/EDGE, which can transmit data much faster, and offers


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differentiated products and services. It has the widest coverage, attending 212 localities with TDMA, 126 localities with GSM/EDGE and covering more than 1,400 kilometers of highway.

CLIENT BASE

Amazonia Celular registered an increase of 228,000 customers in its client base in 2004, a rise of 22.2% over 2003. To maintain its competitiveness, the Company adopted an aggressive marketing strategy aimed at reinforcing its relationship with customers. As a result, the cost of acquiring new customers rose to R$ 178 in 2004, 4.1% higher than the previous year. At the end of 2004, Amazonia Celular had an estimated 34% of market share and 30% of sales in its operating area.

This qualifying approach to the client base also led to the Company acquiring postpaid subscribers. While the national Brazilian client base for post and prepaid handsets remained at 19.5% and 80.5% respectively, the rates for Amazonia Celular at the end of 2004 were 25.2% and 74.8%. The monthly average revenue (ARPU) per postpaid client came to R$81.2 for the year and R$14.2 per prepaid client. Average monthly use per client came to 82 minutes in 2004, with 202 minutes for the postpaid segment and 39 minutes for the prepaid segment.

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Coverage
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                                      2000       2001       2002       2003        2004
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

Number of localities covered            86        123        157         203        212
Number of cell sites (ERBs)            310        383        411         401        711
Number of switches (CCCs)               11         11          9          11         11
% of digital clients                 89.0%      95.0%      99.3%       99.7%      99.9%
% of digital traffic                   84%        90%        95%         97%        96%
% of coverage                          63%        65%        65%         69%       68%*
Km of highways covered                 n/a        n/a        n/a       1,296      1,417
----------------------------------------------------------------------------------------

* The percentage of the population covered in the authorization area dropped as a consequence of the raise in the number of inhabitants of the region, according to data released by IBGE (Brazilian Institute of National Statistics and Geography).

DISTRIBUTION CHANNELS

In 2004, Amazonia Celular maintained exclusive sales in many of the main retail networks, which operate in the states where the Company is active. At the same time, Amazonia Celular increased the number of direct and indirect sales points to meet the growing market demand and the large sales volume resulting from the migration to the GSM/EDGE technology.

The year was also marked by training and qualification efforts in the attendance provided through the Company's own stores. These stores were completely integrated into the Customer Focused System (known as SOL). This solution originated in the Customer Relationship Management (CRM) program and gave employees access to the customer's entire history, as well as the documentation and recommended procedures for new customer purchases. The employees were also trained to explain clearly to clients what was happening at two crucial moments during the year: the migration to the



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Personal Mobile System (SMP) and, later, the launch of the GSM/EDGE technology.

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Distribution Channels (points-of-sale)
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                                2000       2001       2002       2003       2004
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Own Stores                       9          9          9         11          18
Indirect Channels              351        421        328        393         489
Credit and Calling Cards     7,000      7,519      8,084      8,037       9,115
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PRODUCTS AND SERVICES

During a year of great changes, due to the migration to the Personal Mobile Service (SMP) and the launch of the new GSM/EDGE network, new products and services were created and existing ones improved.

The main innovations included the expansion of the Plano Controle (Control
Plan), which is a hybrid of the postpaid and prepaid services. The client and the Company set a monthly spending limit but the customer still maintains a postpaid cellular handset. To attend the different client profiles, the basic plan of R$ 40 can now be increased to R$ 80, R$ 100, R$ 120 and R$ 160. In 2004, the Company had a portfolio of 23 GSM technology handset models comprised of Siemens, Motorola, Nokia and Sony Ericsson brands. These met the desire of those clients who wanted more simple models and those who wanted more functions. A differential is that all the handsets will be equipped with a 64k chip whereas most of the cell phones sold by the competition have only half this memory.

Amazonia Celular also has the most complete and modern line of accessories for the GSM/EDGE technology. These include outstanding products for connection with "Bluetooth", a wireless technology which can transmit data over short distances between telephones, computers and other electronic items. Other products include ear phones with radio, camera or even wireless, a loudspeaker for use in vehicles and accessories for taking pictures in a particular area and sending them by the mobile phone.

CORPORATE MARKET

Amazonia Celular attends the corporate segment through its "Amazonia Celular Empresas" product. In 2004, the Company renewed virtually all its contracts with companies and also gained new client, ensuring its leadership in the corporate market. Its share of this market is an estimated 39%.

The Company's success in the corporate segment is linked to the quality and diversity of its products and services, which match the real needs of companies of all sizes. Amazonia Celular's Data Warehouse is comprehensive and allows the Company to create and provide specific solutions for each segment. At the same time, the corporate area team is highly trained and constantly expanded. In 2004, there were 120 sales consultants.

Due to the migration to the Personal Mobile Service (SMP) in 2004, a series of presentation were organized in which employees from the Regulation, Legal, Marketing and Engineering areas took part. The aim of these events was to answer corporate clients' questions about the change.


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Corporate clients can now depend on plans with different methods of payment, tariffs which vary according to the user profile and new ways of controlling costs. Four new plans were launched in 2004: Facil (Easy) which offers the best cost for a firm which makes lots of local calls, Gestao (Management) in which the company only pays for calls between its employees, Livre (Free) where calls between employees of the same company are free, and Equipe (Team) where the minutes are shared among all the registered cell phones. With the launch of the GSM/EDGE technology, Amazonia Celular's products and services portfolio will be substantially increased in 2005. New solutions, such as sending data, Internet connection and access to e-mails, for example, through the cell phone will be introduced. Another differential is that the chips for the GSM/EDGE corporate market handsets have been specially configured and have more memory and specific corporate menus.

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RELATIONSHIP WITH CLIENTS - "CLIENTIVITY"

The transformation Amazonia Celular underwent in 2004 was also mirrored in the Company's relationship with its clients and led to the creation of a customer-oriented area, arising from the "Clientivity" concept. This area brings together all customer-related processes and the Credit and Billing area to encourage employees to see the client as a fundamental factor in the Company's development. The concept of "Clientivity" i.e. understanding the client's wishes and needs and attending in a way which delights the customer needs to be practiced in all areas of the Company.

In this way, Amazonia Celular will ensure that every contact the client makes with the Company is a memorable experience. One of the aims of the "Clientivity" concept is to turn customers into word-of-mouth advertisers for the Company's qualities, differentiated products and services. As a result, all contact channels are undergoing adaptations to get rid of aspects customers regard as undesirable and standardize the language and information in customer contacts, whether via the Internet, the Customer Relationship Center (CRC) or stores.

Combining the CRC and Credit and Billing areas will create a cycle, which meets the needs of customers from their entry into the client base to sending their bills and offering services.

To find out the practical results of its initiatives, Amazonia Celular commissions market research from outside companies. These include a monthly survey of around 4,000 customers who are interviewed on a number of subjects. These results are used in taking decisions on promoting improvements in customer attendance, marketing initiatives and the launch of products and services, amongst others.

CUSTOMER RELATIONSHIP CENTER - CRC

The progress made in the customer relationship area in 2004 was linked directly to the findings of consumer and internal surveys, which led to the "Clientivity" concept being put into practice.


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Discussion groups with clients were set up during the year to gain a better understanding of customers' wishes. Clients described the kind of attendance features they most appreciated when they came into contact with a call center. The Company was also keen to learn what its attendants thought of the customers' wishes. These discussions led to actions being taken to meet the customers' needs, as well as making the attendants aware of the points they should prioritize when dealing with clients. One of the measures adopted was the creation of a "chat room" which was accessible through the Amazonia Celular Internet site. Clients were able to communicate in real-time with the operators and resolve questions and problems.

A more pro-active approach to subscriber relations was also adopted. This included initiatives alerting clients to the possibility of migrating to a plan more suitable to their needs, even when this led to a reduction in the Company's revenues in the first instance.

Another way of improving client attendance is through a daily analysis of the volume and reason for calls, in order to draw up action plans. In 2004, the Sensor program was introduced to the CRC in order to reduce the number of calls received and facilitate access to information. For example, when the Company identified a high demand for corporate plans, it created the Audible Response Unit (URA), which allowed clients to obtain this information. The URA was reformed to make its language simpler, objective and more personal. Employees are also being trained to make their contacts with clients more informal and closer. Attendants were also instructed how to behave in cases where the attendance system broke down.

Another innovation in 2004 was the entire integration of Amazonia Celular's CRC with that of Telemig Celular, which brought operating synergy between the two Companies. As a result, attendants from either Company can provide the information needed to satisfy customers. In cases of an excessive number of calls to one of the companies, the calls are automatically transferred to the other. Employees also learned the meaning of distinct expressions used in each region. This integration increases efficiency, reduces costs and improves the quality of attendance of both Companies.

A campaign called Pai-D'eguas to increase client retention was also held during the year. The goal of an 86% retention rate, 6% above the average, was beaten during the campaign, which was held in July, August and September. Outstanding employees were recognized at the end of the campaign.

CUSTOMER FOCUSED SERVICE - SOL

The Customer Focused Service (SOL), which was fully implemented at the start of 2004, is essential in developing policies and strategies to help the Company reach its different public profiles in its region in a precise way.

SOL's structure and functions put it among the best Customer Relationship Management (CRM) systems. In 2004 SOL integrated Amazonia Celular's operations with those of Telemig Celular. As a result, all the operators and employees of both companies can have access to client information and a


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range of internal services and procedures. SOL can also be accessed in the
Company's stores to attend clients in person.

However, Sol's greatest function is to bring together information to develop business strategies. The Company is now in a position to segment its client base according to consumer behavior, life-time value, or the consumer's home life (whether the customer lives alone, in a group, how many people have a cell phone etc). The information from SOL also allows sample surveys of the client's socio-economic profile, educational level etc. Information like this can help develop geo-marketing, since the public profile in a particular location or city block can be similar.

VOCE PROGRAM

The Voce (You) program continues to be a key tool in maintaining customer loyalty. At the end of 2004, around 330,000 clients were registered in the program. Voce (You) is a bonus program in which clients acquire points - which may be exchanged for Telemig Celular products and services - according to the time they have been with the Company and how they use the products and services. Prepaid and postpaid clients, private individuals and corporate customers can participate in the program in three separate categories.

Customers can consult the number of points accumulated through the CRC or Internet and exchange them for products and services through various channels, such as stores, the Company's site, the customer's own cell phone or the CRC. Clients registered with Voce (You) can also gain other benefits, such as discounts for cultural events and cinemas etc.

The Voce program has distributed a total of 635,511,897 points to clients. This is equivalent to approximately R$ 15.8 million.

ME AND YOU

Under this initiative, employees go to the CRC and points-of-sale (corporate and retail) to experience what it is like to be a client. This encounter with the day-to-day reality of the clients encourages employees to consider how the Company can focus more on the customer. The Company's managers underwent this experience in 2004 and all employees will take part in 2005.

WEBSITE

The Company's site (www.amazoniacelular.com.br) is another strategic tool to attract and retain customers, as well as create a closer relationship with suppliers and partners. The Company also has an Investor Relations site (www.telenorteholding.com.br) aimed at strengthening relations with its shareholders.

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REGULATORY ENVIRONMENT

At the end of 2003, Amazonia Celular applied to the National Telecommunications Agency (Anatel) to migrate from the Cellular Mobile Service (SMC) to the Personal Mobile Service (SMP) system. On February 19,


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2004, the Authorization Deed for the migration to the SMP was signed. From
August 1, 2004, Telemig Celular started operating according to the SMP rules. The migration allowed clients to choose a Carrier Selection Code (CSP) for long-distance domestic calls (VC2 and VC3) and international cellular calls, in line with the SMP regulations. As a result of this change, the Company no longer received revenues from the VC2 and VC3 calls but instead received interconnection revenues from the use of its networks in calls originating from other networks, mainly landline.

In 2004, Amazonia Celular also began adopting the new rules established by the Bill and Keep system in payments for the use of its network. These rules stated that until June 30, 2005, in the relationship between SMP carriers in the same Registration Area, the Mobile Network Use Tariff (VU-M) would only be due when the outgoing traffic in a given direction was more than 55% of the total traffic between them. From this date, the current regulations foresee that the VU-M will no longer be due and the providers will collect their respective revenues from inter-network calls.

All areas of the Company were involved in and prepared for the migration process. Special training was given in customer attendance to answer their questions.

The Company also acquired an additional 1,800 MHz frequency band needed to provide services with the GSM/EDGE technology. At the end of 2004, Amazonia Celular signed a contract with Anatel to exploit the 900 MHz bands. This frequency is important since it increases the signal range using less equipment and with better quality.

With the entry into service of the Personal Mobile Service (SMP), which lays down the Carrier Selection Code (CSP), Amazonia Celular signed an agreement with Brasil Telecom to ensure that interurban tariff calls were the same as local calls when the client chose the code number "14" of Brasil Telecom. Under this agreement, when clients are using the roaming service outside the Company's area, but between towns in the same state, they will have a one-off tariff in VC2 calls if they use the "14" code number. For VC3 calls outside the Company's area, using the domestic roaming service, and making calls between two towns in different states, the client will also pay a single tariff by using the "14" code number.

In February 2004, the Company made the last readjustment in the usage tariff (VU-M) after seeking approval from Anatel. Under the new regulations, from February 2005 tariff readjustments will be agreed with the other telecommunications operators.

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TECHNOLOGY - THE LAUNCH TO GSM/EDGE

Amazonia Celular, is aware that technological development is a key factor in maintaining its competitiveness on the market and launched its GSM/EDGE network on November 28,2005.

The new technology was made available to clients only seven months after the decision was made to use the GSM/EDGE model, a record time in Brazil. This network is one of the first in the Americas to be conceived as a GSM/EDGE



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network and has given the Company a competitive differential. The term EDGE means Enhanced Data Rate for GSM Evolution and the technology goes beyond the GSM/GPRS model. It provides greater data transmission and opens the way to differentiated cellular products and services, some of which are third generation. The launch of the GSM/EDGE network made Amazonia Celular the most technologically advanced Company in its operating area. The move also confirmed the Company's commitment to clients that it would develop and surpass the competition. As well as offering the modern GSM/EDGE technology, Amazonia Celular was providing the largest GSM coverage in the region by the end of 2004, attending 126 localities The Company was also anxious to maintain the same standards of quality, coverage and services for the TDMA network and allowed clients who wanted to use the new GSM/EDGE technology to keep their cell phone number. The launch of the new technology involved all areas of the Company and cost R$96 million in investments throughout the year.

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BUSINESS AND FINANCIAL PERFORMANCE

As mentioned in the Regulatory Environment item, the implementation of the SMP regulations from August 1, 2004, impacted the revenues and costs of the services.

NET REVENUES

The net revenues from services were impacted by the implementation of the SMP and amounted to R$ 440.4 million, 3% lower than in 2003. Net revenues from the sale of handsets came to R$ 58.5 million.

Of the net revenues from services, 3.3% related to data services provided by the Company, the most outstanding of which was the SMS. Revenues from data services have shown a healthy rise in recent years and should continue to increase in 2005, thanks to the new GSM/EDGE technology.

As a result, the total net revenues of Tele Norte Celular Participacoes came to R$ 498.8 million, R$ 22.5 million below the amount registered in 2003. As highlighted above, the reduction was due basically to the change in the regulatory environment.


                        Total Net Revenues (R$ million)

                       2000           2001         2002          2003       2004

Net Service Revenues    344           448           404           454        440
Net Equipment Revenues  124            64            51            67         58
Total                   467           512           454           521        499



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AVERAGE MONTHLY REVENUE PER CLIENT - ARPU

Average monthly revenue per client for the postpaid plan was R$81 in 2004, slightly below the figure of R$83 for the previous year. In the prepaid segment, the average monthly revenue came to R$14, lower than the 2003 amount of R$19.

The consolidated average monthly revenue per client came to R$32, below the figure of R$37 registered the previous year. This fall had been expected due to the greater share of prepaid customers in the total base during the year.


                                   ARPU (R$)


                2000          2001          2002            2003            2004

Postpaid          82            72            81              83              81
Prepaid           25            23            17              19              14
Blended           57            43            36              37              32



MINUTES OF USE - MOU

The average monthly use per client using the postpaid plan was 202 minutes, in line with the 203 minutes registered in 2003. For the prepaid plan, the average monthly use per client was 39 minutes, lower than the 53 minutes registered the previous year.

The consolidated average monthly use per client was 82 minutes, below the 94 minutes registered in 2003. There was a greater share of the prepaid service in the client base in 2004, which led to a natural reduction in the average time used.


                              Minutes of Use (MOU)


                2000          2001          2002            2003            2004

Postpaid         228           213           231             203             202
Prepaid          106            82            57              53              39

OPERATING COSTS AND EXPENSES

Costs and operations expenses (excluding depreciation and the cost of handsets sold) rose by R$ 16 million, to R$ 305.1 million, 5.7% above the amount registered in 2003 (R$ 288.8 million). The volume represents 69.3% of the net service revenues. This rise is basically related to the intensification of sales initiatives during the year and campaigns linked to the launch of the GSM/EDGE network.

                   Operating Costs and Expenses (R$ million)
                - excluding depreciation and cost of equipment -


                2000          2001          2002            2003            2004

                 232           296           256             289             305



Customer Acquisition Cost

Although the market became tougher, Amazonia Celular pursued its policy of acquiring new clients in a coherent, rational way. As a result, customer acquisition cost rose by only 4.1% over the previous year to R$178 in 2004. Acquiring new clients involves large investments in publicity campaigns, marketing and sales structures, and expanding and maintaining the network of authorized agents and large retailers, amongst other initiatives.


                         Customer Acquisition Cost (R$)

                2000          2001          2002            2003            2004

                 125           129           193             171             178



Client Retention Cost

The efforts to maintain the best and most profitable clients in the customer base resulted in retention costs of 11.1% of the net service revenues compared with 10.5% in 2003.

Bad Debt
The Company registered bad debt of 4.7% of net service revenues. Although his was higher than the previous year, the Company still has one of the lowest rates in the Brazilian cellular telephony sector.


                             Bad Debt (R$ millions)


                    2000        2001          2002          2003           2004

Bad Debt              25          51            12             9             21
% of net serv.
revenues             7.2%       11.5%          2.9%          2.0%           4.7%


PROFITABILITY
As a result of the above-mentioned points, EBITDA (earnings before interest, taxes, depreciation and amortization) in 2004 came to R$ 107.3 million, or 24.4% of the net service revenues. The lower profitability arose from the greater efforts in the sales area.

                              EBITDA (R$ millions)
        (Earnings Before Interest, Taxes, Depreciation and Amortization)

                    2000        2001          2002          2003           2004

EBITDA               103        148            135          150             107
EBITDA Margin       29.8%       33.0%         33.4%         33.0%          24.4%


EBITDA Breakdown                                                   (R$ thousand)
-------------------------------------------------------------------------------
                                                    2003               2004
-------------------------------------------------------------------------------
    Operating profit (loss)                        8,228               (9,080)
    Interest Income                             (13,229)              (22,113)
    Gain (loss) on hedging operations             76,296                23,577
    Interest Expense                              34,477                34,379
    Foreign exchange loss (gain)                (55,207)              (17,847)
    Depreciation and amortization                 99,151                98,375
-------------------------------------------------------------------------------
LAJIDA                                           149,716               107,291
-------------------------------------------------------------------------------

NET RESULT
Tele Norte Celular Participacoes registered a net loss of R$ 2.7 million, equivalents to net loss of R$ 0.008 per thousand shares.

                                    Net Result (R$ millions)
                    2000        2001          2002          2003           2004

                     11          (7)          (24)           4              (3)

FINANCIAL SITUATION
The Company reported total debt of R$ 285.9 million at the end of 2004, of which R$ 252.0 million was contracted in foreign currency. Of the foreign-denominated debt, 52.0% was protected by hedge operations.

The Company believes that this level of debt protection is adequate against the current macro-economic background in Brazil. However, this is a point which deserves constant monitoring by the Board of Directors.

Debt Position (BR GAAP)                                             (R$ million)
--------------------------------------------------------------------------------
                                                                            2004
                     -----------------------------------------------------------
Debt                     R$          US$        Currency       Total
                                                 Basket
--------------------------------------------------------------------------------
Short Term              33.9         74.5          16.7        125.1         44%
Long Term                  -        159.4           1.4        160.8         56%
--------------------------------------------------------------------------------
Total                   33.9        233.9          18.1        285.9        100%
                         12%          82%            6%         100%
--------------------------------------------------------------------------------

----------------------------------------------------------------------
       Year               R$ million                    % denominated
                                                             in US$
----------------------------------------------------------------------
       2005                           125.1                       73%
       2006                            12.1                      100%
       2007                            10.7                      100%
       2008                            10.6                      100%
       2009                           116.8                      100%
       2010                            10.6                      100%
----------------------------------------------------------------------

At the end of 2004, the Company's total debt was partially covered by its cash and cash equivalent resources and receivables from loans (R$ 107.2 million). However, due to the effect of the accounts payable by hedge operations (R$ 19.2 million) the end result was a net debt of R$ 197.9 million.

Indebtedness                                                        (R$ million)
--------------------------------------------------------------------------------
                                 2000       2001       2002       2003      2004
--------------------------------------------------------------------------------
Total Debt                      346.7      400.2      417.0      254.1     285.9
Net debt                        183.9      331.0      296.5      243.1     197.9
Debt in US$                     213.6      226.1      258.4      151.4     233.9
% of Debt in US$                  62%        56%        62%        60%       82%
% of Debt in US$ hedged            9%        80%       100%       100%       56%
Debt in Currency Basket (BNDES)  17.4       54.5       65.5       37.3      18.1
% Debt in Currency Basket          5%        14%        16%        15%        6%
Debt in US$ +  Currency Basket  231.0      280.6      323.9      188.7     252.0
% Debt in US$ + Currency Basket   67%        70%        78%        74%       88%
% Debt in US$ + Currency Basket
  Hedged                           9%        64%        90%        90%       52%
--------------------------------------------------------------------------------

Coverage and Liquidity Indicators
--------------------------------------------------------------------------------
                                 2000       2001       2002       2003      2004
--------------------------------------------------------------------------------
Net Debt/EBITDA                  1.79       2.24       2.20       1.62      1.84
Net Debt/Total Assets             22%        40%        37%        38%       25%
Interest coverage ratio           6.0        3.6        3.6        4.9       5.2
Current liquidity ratio           2.1        1.3        0.7        0.6       0.8
--------------------------------------------------------------------------------

Despite the significant growth in investments in the new GSM/EDGE network, the Company registered a positive free cash flow at the end of the year of R$ 66.8 million, slightly lower than the R$ 70.1 registered the previous year.

Free Cash Flow                                                      (R$ million)
--------------------------------------------------------------------------------
                               2000       2001        2002       2003       2004
--------------------------------------------------------------------------------
EBITDA                       102.5       147.7      134.6      149.7      107.3
Investments                 (189.3)     (173.5)     (43.5)     (26.1)    (152.0)
Taxes                          0.2         6.3       12.4        1.7        5.8
Minority Interests            (5.1)        1.7        7.6       (2.2)       1.4
Net Financial Costs           (3.5)      (18.5)     (13.5)     (28.7)      (5.9)
Working Capital Variation     16.8       (19.0)      22.0      (24.3)     110.2
--------------------------------------------------------------------------------
Free Cash Flow              (111.9)      (55.3)     119.6       70.1       66.8
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
MAIN TAXES AND SOCIAL CONTRIBUTIONS PAID

                                                                   (R$ thousand)
     Description                      2003                      2004

PIS                                  3,441                      3,395
COFINS                              19,506                     15,954
Social Contributions                     -                        140
Income Tax                               -                          -
ICMS                                92,140                    100,027
Fistel                              15,222                     20,197
Fust/Funttel                         2,300                      3,646
CPMF                                 2,569                      3,756
CIDE                                   200                        196
--------------------------------------------------------------------------------
Total                              135,378                    147,311
--------------------------------------------------------------------------------

INVESTMENTS

In 2004, the Company invested R$ 152.0 million in fixed assets. Most of this was spent on the implementation of the GSM/EDGE network, which was launched on November 28, 2004. Investments were almost five times higher than the previous year. This was basically due to the implementation of the new GSM/EDGE network and other associated platforms.

The Company will continue investing in 2005 to expand its network and bring the GSM/EDGE coverage to localities, which are still not attended by Amazonia Celular.

Investments                                                         (R$ million)
--------------------------------------------------------------------------------
                             2000        2001        2002       2003        2004
--------------------------------------------------------------------------------
Network                     168.6       148.4       21.9        14.2       123.0
IS/IT                        17.5        22.4       19.3         9.8        20.1
Others                        3.2         2.7        2.3         2.1         8.9
--------------------------------------------------------------------------------
Total                       189.3       173.5       43.5        26.1       152.0
--------------------------------------------------------------------------------

GSM/EDGE
The Executive Board proposed the GSM/EDGE model for the technological migration of the Amazonia Celular network and this choice was approved by the Board of Directors at a meeting held in February 2004. The fact that Amazonia Celular was one of the last companies in Brazil to migrate from the TDMA technology to GSM aroused competition among suppliers and ensured a fall in the price of the equipment. Ericsson was chosen as the main supplier of the switching centers
(CCCs) for voice and data (GPRS/EDGE) and radio base station (ERBs) of the new network.

The investments in the network amounted to R$ 123.0 million in 2004 and were concentrated mainly on the implementation of the new GSM/EDGE network. The TDMA network will be maintained with the same and coverage as long as there is a market and/or clients interested in using it.

INFORMATION TECHNOLOGY - IT
Investments in the Information Technology area came to R$ 20.1 million in 2004, directed mainly at preparing the system for the migration to the Personal Mobile Service (SMP), developing the applications to support the new GSM/EDGE network technology and concluding the Customer Focused Service (SOL).

By the end of February, with the conclusion of SOL, Amazonia Celular had an integrated Billing and Customer Attendance system. This tool allowed procedures to be unified and brought flexibility to the sales and client attendance operations. The CRC attendants can also attend Telemig Celular clients since the client information is shared and calls can be transferred from the CRCs. The increase in resources and the consolidation of Amazonia Celular's information with that of Telemig Celular in a database and unified interfaces occurred when the Data Warehouse project was concluded in March 2004.

The move to the SMP called for alterations in most of the operating system, due to the changes in processes - such as routing calls, attending clients, billing, interconnection and collection, amongst others. A co-billing system was introduced to meet the needs of the new contracts with the long distance operators.

The migration to the SMP system required a change in most of the operating systems, due to alterations in processes, such as routing calls, customer attendance, billing, interconnection and invoice payment. A co-billing system was implemented to meet the needs to administer the new contracts with the long-distance operators.

To support the launch of the new GSM/EDGE network, the Information Technology area made changes in the Customer Focused Service (SOL) to attend client demands. These included the migration from TDMA to GSM with number portability, sale and activation of Simcards, promotions linked to the GSM/EDGE, creation of PIN and PUK passwords etc. The support system for the production, receipt, storage, distribution and sale of the Simcards was also improved.

The changes also affected various other systems: provisioning, sending and receiving commands between the CRM system and the GSM/EDGE network; mediation for the collection and treatment of the GSM CDRs; billing to support the GSM/EDGE tariff plans and services, invoicing the bills and roaming processing in line with the rules of the GSM Association; and, the pre-paid system to support the integration of the new platforms of the GSM network, as well as specific plans and promotions for this new technology. Pre-paid roaming, GPRS pricing and other projects started in 2004 and should be concluded in the first half of 2005.

--------------------------------------------------------------------------------
RISK MANAGEMENT
A series of policies and procedures have been adopted to minimize possible risks, which affect Amazonia Celular's business.

PRODUCT RISK
It is essential for the Company to provide technologically advanced high quality voice and data if it is to maintain the market leadership in its operating area. The launch of the GSM/EDGE network was an important step in this direction. The products the Company chose and created were base on empirical data collected on a monthly basis. Even the handsets for the GSM/EDGE technology were selected in accordance with the results of surveys, which highlighted customers' main aims and needs. The Company carries out approximately 4,000 interviews every month with customers, regardless of the operators to which they subscribe.

Another important tool in anticipating subscribers' desires is the Customer Focused Service (SOL), a Customer Relationship Management system regarded as being among the most modern and best developed in the world. It was installed in 2003 and is constantly fed with important information about consumer habits as well as the profile of users. This information is made available to the Company's employees to draw up strategies and enables Amazonia Celular to improve its activities and client relationship policies, as well as attract new clients.

MARKET RISKS
Amazonia Celular faces competition from Vivo, OI and TIM in its operating area. To maintain its competitiveness against this background, the Company believes that it needs to fundamentally improve its relationship with costumers, qualify and expand the client base and maintain its policy of providing high quality services at competitive prices.

In order to improve its relationship with customers even more, in 2004 the Company created the "Clientivity" division which contains all the relationship processes with customers as well as the Credit and Billing areas. Another fundamental factor in ensuring competitiveness is the Company's policy of management by results and skills, and the concept of the employee-entrepreneur. This approach encourages employees to constantly surpass their goals.

The Company is also relying on other differentials to remain competitive. These include the force of its brand and its ability to provide clients with the most modern GSM/EDGE technology and the greatest coverage in its operating area.

TECHNOLOGICAL RISKS
The Company took a decisive step in surpassing the technological risk by launching its GSM/EDGE network. This has given it credibility as the most modern company in Brazil. This new network allows Amazonia Celular to provide a series of new products and services to clients, thanks to its high speed in data transmission and the quality of the voice transmission. The

Company is one of the few in the world with its own 100% GSM/EDGE network.

BUSINESS RISKS
The Company decided to reduce its businesses risks by bringing together the processes rules and qualifying the business operation. To do so, it created a Process Management Division in 2004. This area is supported by the Information Technology, Finance, Human Resources and Commercial departments in improving the processes and filling gaps. The Process Management Division's responsibilities are: market operations analysis to identify risk points; identifying improvements and ways of preventing risks (designing and approving strategy); developing and executing Action Plans (jointly with the Marketing area; and defining the business process.

ENVIRONMENTAL RISKS
The Company has a solid environmental management policy and contracted suppliers are required to comply with environmental practices and legislation. In January 2005, Amazonia Celular obtained ISO 14001 environmental certification.

INVESTMENT RISKS
To prioritize and define its investments and avoid applying resources at inappropriate times or in unsuitable technologies or solutions, Telemig Celular has well-defined criteria, such as the payback of the investment, rate of return
(ROI), net present value (NPV) and Economic added Value (EVA). These instruments not only reduce the possibility of mistakes but also allow the return of each investment to be calculated.

CREDIT RISKS
The Company's main protection against default is through its solid client relationship policy. This policy is based on providing products and services, which are appropriate to each customer profile. The Company's solutions include the Plano Controle (Control Plan), a hybrid between the pre-paid and post-paid telephony in which the subscriber can set a monthly spending limit for his or her post-paid cellular handset. Another solution is the Correto Plan (Correct Plan) in which the Company contacts customers directly with suggestions on the most appropriate plan for their profile. This pro-active approach is taken even though it can lead to a smaller return for the Company in the first instance.

Another important resource is the most rigorous credit analysis of all the operators in its region. The "Clientivity" Division studies ways of being flexible with the clients without assuming significant risks in the default rate.

CURRENCY RISKS
As a protection against possible abrupt changes in the exchange rate, the Company carries out swaps in foreign currencies. At the end of 2004, Amazonia Celular had 88% of its debt denominated in foreign currency, of which 52% was protected by hedge operations. The unprotected part of the debt refers to the funding through the issue of bonds amounting to US$ 40 million, carried out in January 2004 and with a maturity period of 5 years. During 2004, the Company chose not to protect its debt denominated in foreign currency completely, due to the appreciation of the Real against the Dollar. Nevertheless, Amazonia Celular constantly monitors the market conditions to evaluate the need and appropriateness of carrying out new operations to protect itself against currency fluctuations, comparing the costs of the operation to the currency risk expectations.

SYSTEM OR TRANSACTION RISKS
The Customer Focused Systems (SOL) of Amazonia Celular and Telemig Celular were completely linked in 2004. This integration brought advantages to both Companies, making their operations more efficient since attendants were able to get access to the other operator's data. This move also brought more security to the data, since one bank serves as a back up of the other.

REGULATORY RISKS
Since it operates in a regulated sector, the Company maintains permanent contact with Anatel. This is done through a team, which follows the detailed discussions between the operators and regulatory body. The Company meets all the quality pre-requirements demanded by Anatel.

--------------------------------------------------------------------------------
CAPITAL MARKET

Companies in the Brazilian telecommunications sector generally came under pressure in 2004 due to macroeconomic factors, the regulatory uncertainty and the high competitiveness of the market. This was reflected in the prices of the shares traded on the Sao Paulo Stock Exchanged (Bovespa). The Telecommunications Sector Index (Itel) showed a positive nominal annual variation of 3.5%, a fall of 63% compared with the variation of 66.8% registered in 2003. The shares of the cellular telephony operators were the worse affected within the sector since the segment was most affected by the increased competition.

The Ibovespa index contains the shares of the 53 most traded companies on the Bovespa. The criteria for including the shares in the index are: to be among a group of shares whose trading indices together represent 80% of the accumulated value of all the individual indices; to have a share of more than 0.1 % of total trading volume; to have been traded in more then 80% of all the total trading sessions during the year. The Ibovespa rose by 17.81% in 2004. This was the worse performance of any Latin American stock market. The slowdown compared with the previous year (when the Ibovespa rose by 97.3%) was due mainly to events in the first 10 months of the year. This period was marked by tensions, such as uncertainty over higher interest rates in the United States and the upcoming presidential elections, as well as the sharp increase in petroleum prices on the international market.

Preferred shares of Tele Norte Celular Participacoes S.A. (TNCP4) depreciated by 21.9% in 2004, bringing an accumulated loss of 10.7% over the 1998-2004 period, and ended the year trading at R$ 0.50 per thousand shares. The fall in the share price was caused by the tough market competition and the higher investments in fixed assets, particularly the launch of the new GSM/EDGE technology. The common shares (TNCP3) were traded at R$ 0.64 per thousand shares at the end of the year, a depreciation of 43.9% in 2004 but bringing an accumulated appreciation of 64.1% over the 1998-2004 period. The average traded volume of common and preferred shares amounted to 13 million lots of one thousand shares a month. The financial volume of the common and preferred shares amounted to R$ 7 million a month, in line with the volume registered in 2003.

Tele Norte Celular Participacoes shares are part of the IBX-Indice Brasil index of prices which measures the return of theoretical portfolios composed by shares from the most traded companies on the BOVESPA. The criteria for inclusion includes the number of trades and the financial volume, weighted in line with the level of their market liquidity.

In January 2005, Amazonia Celular shares also became part of the I-Soma index, which comprises of 11 assets of five companies in the telecommunications, civil construction, financial and energy sectors. The portfolio brings together assets, which theoretically had the highest liquidity in the previous semester and is renewed every four months.


                               Share Price Performance (1998-2004): Local Market
                                                   1998     1999     2000     2001     2002     2003     2004
TNCP3 - Common Shares (R$/ thousand shares)        0.39     1.65     1.45     1.80     0.62     1.14     0.64
TNCP4 - Preferred shares (R$/ thousand shares)     0.56     1.55     1.31     1.04     0.34     0.64     0.50
IBOVESPA                                          6,784   17,092   15,259   13,578   11,268   22,236   26,196
Source: Bloomberg
Note: Last trading price/index for year.


The New York Stock Exchange Dow Jones index rose by 3.3%, ending 2004 with a total of 10,800 points, while the Nasdaq increased by 8.6%. These positive results are attributed to companies overcoming the obstacles caused by the depreciation of the dollar and doubts over the American presidential election.

The Company's ADRs, traded under the code TCN on the New York Stock Exchange, depreciated by 16.4% over the year, in line with the performance of shares on the Brazilian market. The average monthly trading volume in 2004 was 114,000 ADRs, 7% higher than the year before. The average financial volume was US$ 1.180 thousand per month compared with US$ 770,000 thousand registered in the previous year.


                           Share Price Performance (1998-2004): American Market
                               1998        1999        2000       2001       2002      2003        2004
TCN (US$/ADR)                 22.56        42.94       33.75      22.86      4.65      10.92        9.13
DJI                           9,181       11,497      10,787     10,022     8,342     10,454      10,800
NASDAQ                        2,193        4,069       2,471      1,950     1,336      2,003       2,175
Source: Bloomberg
Note: Last trading price/index for year.

CORPORATE GOVERNANCE
Tele Norte Celular Participacoes S.A., the Company that controls Amazonia Celular S.A., bases its relationship with shareholders and the market on transparency. In 2004, the Company continued to adapt to the demands of the Sarbanes-Oxley Act (SOX). This is an American law aimed at protecting the US stock markets and applies to companies from other countries, which trade their shares on US markets. This is the case with Telemig Norte Celular S.A. which trades American Depositary Receipts (ADRs) on the New York Stock market. The SOX was created to improve corporate governance by establishing rules, which ensure the transparency and credibility of the information these companies provide to the market and shareholders.

The adaptations to Sarbanes-Oxley promoted by the company in 2004 are related to
Section 404, which demands the certification of internal controls by independent auditors. Tele Norte Celular Participacoes contracted the Deloitte consultancy to carry out the adaptation project, which includes defining the risk management and internal control processes, and revising the documentation of the control structures in these selected processes. The Company went beyond the American legal demands, which establish the need to certify only the processes, which influence the financial result, and included a total of 30 processes. Besides mapping (which includes a flowchart, control activities, identification of gaps in the process and risk gaps), the project included controls and tests. By the end of 2005, the processes will be checked by the external auditor, which certifies the Company's financial statements. Tele Norte Celular
Participacoes also discussed how it would adopt to the creation of an Audit Committee. Although SOX demands an Audit Committee, the SEC has allowed foreign companies with existing Audit or Fiscal Committees to assume most of the functions of the new structure. The Company is totally adapted to all Sarbanes-Oxley requirements.

The Investor Relations area has established an annual calendar of events to maintain contacts with shareholders and market analysts. In 2004, the Investor Relations area has held nine meetings with the Association of Capital Market Analysts and Professionals (APIMEC). Four were held in Sao Paulo, four in Belo Horizonte and one in Brasilia. It also held a meeting of the Brazilian Association of Capital Market Analysts (ABAMEC) in Rio de Janeiro. Four teleconferences were also held to discuss the quarterly results. The Company also took part in nine conferences and four road shows in Brazil and abroad to discuss its strategies and results with investors in fixed and variable income.

The Company also maintains an Investor Relation site - an important channel to present results, market notices and information to shareholders.

SHAREHOLDER REMUNERATION

         Dividends                                      (R$ per thousand shares)
                                  Common Shares              Preferred Shares
              2004                -                                 -
              2003                -                                 0.0207
              2002                -                                 -
              2001                -                                 -
              2000                0.0126                            0.0126
              1999                0.0124                            0.0124
              1999*               0.0104**                          0.0104**
              1998                0.0052                            0.0052
              1998*               0.0052**                          0.0052**
         * In 1998 and 1999, Interest on Owned Capital was paid.
         ** Net of Income Tax.

ETHICS AND POLICIES
To align and standardize its Corporate Governance's practices, Tele Norte Celular has an Ethics Code, a Policy of Relationship with the Capital Markets and a Document Maintenance Policy. The Ethics Code defines practices related to the presentation of information about the Company, secrecy and integrity requirement, rules of behavior in cases of conflict of interest, and general ethical principles, which must be respected. The document also lays down the creation of channels through which denunciations of irregularities by the Board of Directors and the Fiscal Council can be made. These channels must ensure secrecy on the informant's identity.

The Investors Relations Policy aims to manage the flow of information from its origin until it is presented to the market and is the responsibility of the Disclosure Committee.

The Document Maintenance Policy establishes periods during which important documentation must be filed and kept.

COMMITTEES
Tele Norte Celular currently has two main committees:

        o  Disclosure Committee

This Committee's tasks are to assist the Company in disclosing information in a way, which consolidates its transparent image on the market, assist the managers in complying with their legal disclosure compliance obligations, and ensure that the Company's Capital Markets Relationship Policy is complied with.

It contains four members, representing the Financial, Legal, Investor Relations and Press Office areas. The members are nominated by the directors of each area and their nomination is ratified by the Director of Investor Relations. Each member has a mandate of one year and can be re-elected. The Disclosure

Committee has regular quarterly meetings and also meets in extraordinary session when necessary.

        o  Stock Options Management Program Committee

This Committee has four members, nominated by the Board of Directors. Its duties are to decide who is eligible to receive stock options, and explain and clarify questions about the Company's stock options Plan. The Committee meets when necessary.

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT BOARD

Board of Directors
The Board of Directors contains 11 members, elected for mandates of three years
- a period that can be altered by a shareholders' meeting - who can be re-elected. There are no executive directors of the Company on the Board of Directors. The Board holds ordinary meetings every three months and extraordinary meetings when necessary. The Board of Directors' duties include: setting the general business direction of the Company; electing and dismissing directors; inspecting the management and examining the Company statutes; calling general meetings; giving an opinion on the Annual Report and the Financial Statements presented by the Executive Management; nominating the external auditors; deciding on interest tax on owned capital; and authorizing buybacks of the Company's shares within the legal limits.

Fiscal Council
The Fiscal Council operates permanently and contains four members. (It currently has four members). The election of the members is carried out in line with
Article 161, paragraph 4 of law number 6.404/76, under which: (i) the holders of preferred shares may nominate a member of the committee with the same rights as the minority shareholders who represent, in total, 10% or more of shares with voting rights; and (ii) the other shareholders with voting rights elect members in an equal number to those elected in item (i) plus one. The members of the Fiscal Council exercise their duties until the first ordinary general assembly after their election. The Fiscal Council normally meets quarterly and holds extraordinary meetings whenever necessary.

Executive Management
The Executive Directory is made up of a Chief Executive Officer, a Director of Human Resources and a Chief Financial Officer. The Financial Director is legally designated to replace the CEO in his or her absence or in cases of impediment. The Executive Management is responsible for the daily supervision of the Company.

SHAREHOLDER STRUCTURE

    ------------------------------------------------------------------------------------------------------------------------------
         Tele Norte Celular             Common            %           Preferred           %              Total             %
         Participacoes S.A.
    ------------------------------------------------------------------------------------------------------------------------------
    Telpart Participacoes S.A.        64,633,961,596      51.86%         185,778,351       0.09%        64,819,739,947     19.34%
    ------------------------------------------------------------------------------------------------------------------------------
                                              19.29%                           0.06%                            19.34%
    ------------------------------------------------------------------------------------------------------------------------------
    Others                            59,989,880,310      48.14%     210,274,535,100      99.91%       270,264,415,410     80.66%
    ------------------------------------------------------------------------------------------------------------------------------
                                              17.90%                          62.75%                            80.66%
    ------------------------------------------------------------------------------------------------------------------------------
    Total                            124,623,841,906     100.00%     210,460,313,451     100.00%       335,084,155,357    100.00%
    ------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DISCLOSURE OF INFORMATION ON SERVICES UNRELATED TO THE INDEPENDENT AUDIT


During 2004 only services related to the external audit were provided to this Company and its Subsidiary, Telemig Celular S.A., by PricewaterhouseCoopers Independent Auditors. This information is published in line with CVM Instruction number 381.

--------------------------------------------------------------------------------
ACKNOWLEDGEMENTS

The Board of Directors of Tele Norte Celular Participacoes S.A. thanks shareholders, the regulatory bodies, clients, suppliers and financial institutions for their support and trust, as well as its employees for their dedication and performance, which was mainly responsible for the good results achieved during the year.

Brasilia March 8, 2005.
The Board of Directors

--------------------------------------------------------------------------------
AWARDS, CERTIFICATIONS AND RECOGNITIONS

The Company received several awards, certifications and recognitions in 2004.

AWARDS

Humanity Prize
I Humanity Prize for Nova Clicnet, awarded by the Para section of the Brazilian Human Resources Association (ABRH). This award recognizes companies that invest in personnel management, giving their employees the respect they deserve by promoting their self-development and providing support for their professional responsibilities.

Aberje
The Brazilian Association for Business Communication (Aberje) awarded the Company prizes in the Information, service and Management Portal categories for Clicnet (intranet) and the Best Internal Magazine, Pulse, in the MidWest/East region.

Consumidor Moderno Magazine
Amazonia Celular was a finalist in the Regional Telephony Operator category in a survey carried out by the magazine.

Good Corporate Citizenship
The Vaga-Lume project, made in partnership with Amazonia Celular, was a finalist in the Education category by Good Corporate Citizenship Guide, published by the magazine Exame.

IT Leaders 2004
Evandro Canabrava, head of the Company's IT area, received the IT Leaders 2004 Prize in the telecommunications sector, awarded by the International Data Group for the most outstanding information technology areas in the various segments of the economy.

CERTIFICATION

ISO 14001
In January 2005, the Environmental Management System's ISO 14001 certification, ratified by the National Institute of Metrology, Standardization and Industrial Quality (Inmetro), was renewed. The Company is the first telecommunications operator in the Amazon region to receive this certification. Amazonia Celular and Telemig Celular are the only Companies in Latin America to be granted this environmental certification.

RECOGNITION

500 Biggest and Best
Listed among the 500 Biggest and Best Companies in Brazil in Exame magazine's rankings, for which more than 3,000 corporations were evaluated.

Entrepreneurship
The Company was ranked 39th among the Most Entrepreneurial Companies in Brazil in Exame magazine's Corporate Entrepreneurship rankings, the first such ranking of its kind in the world. More than 240 companies were analyzed.

                                  SOCIAL REPORT
--------------------------------------------------------------------------------
MESSAGE TO SOCIETY

In 2004, Amazonia Celular concentrated its efforts on reproducing the results achieved in the previous year, both on the business and social-relations fronts. It put a special emphasis on corporate responsibility, in order to create value and promote the development of those communities with which it interacts.

Thanks to the coherent nature and serious approach of the projects, whether dealing with personnel management, or in the social, cultural and environmental areas, or in relations with clients, suppliers and public and private institutions, the Company made an effective contribution to socio-economic change. This conviction is reflected in its results and in the recognition it has received from specialist organizations and publications. Since Amazonia Celular decided to play an active part in creating conditions for the country's sustainable development, its initiatives have been underpinned by the conviction that it needed to concentrate, rather than fragment, its efforts in order to achieve real change in society.

Throughout the year, the Amazonia Celular Institute continued to implant the Pro-Conselho (Pro-Counseling) program in the states of Para, Maranhao and Amazonas, in the expectation of reproducing Telemig Celular's achievements in Minas Gerais, which transformed the initiative from a regional into a national one. The Company managed both to meet our annual targets and strengthen our relations with public and private bodies - the latter being absolutely essential for the program's success.

Amazonia Celular invested R$ 2.3 million in the cultural area in the belief that the segment has great potential for social transformation. The year's highlight was the launch of Amazonia Arte Mix (Amazon Art Mix), which sponsored a number of artistic events and individual artists in an attempt to give more visibility to the rich cultural heritage of the states in which the Company operates, at the same time respecting local traditions and providing opportunities for more pioneering artistic output.

The Company's environmental practices throughout the year resulted in it being awarded ISO 14001 certification in January, 2005, making it the first telecommunications operator in the Amazon region to achieve this distinction and, together with Telemig Celular, the only ones in South America. Amazonia Celular is also considering requiring our suppliers to comply with its environmental policy as a necessary condition for working in partnership with the Company.

Once again, new talent came to the fore and the excellent performance of staff has confirmed that the Company is on the right track in terms of human-resources management. Amazonia Celular firmly believes that knowledge - its creation, sharing and application - is its most important asset and a fundamental factor in the personal and professional growth of each employee. In this context, it scored a major advance in the skills-building area by founding the Business Technology Institute. The corporate university is also among the best in Brazil.

The results achieved through social responsibility initiatives encourage the Company to improve and make an even greater contribution to developing society.

--------------------------------------------------------------------------------
INTERNAL RELATIONS

Amazonia Celular's Human Resources area creates conditions for the Company's employees to develop their professional and personal lives continuously. To do so, it provides diversified programs and tools, which cover staff selection, communication, health and safety, remuneration and human development. All of the resulting activities are based on ensuring employee awareness of five basic corporate values ("clientivity", results-based management, individual talent, technological competence and the ability to innovate).

The entrepreneurship management model, in turn based on Business Technology concepts, is one of the main factors that keeps the Company ahead of its competitors in its operational segment. According to this model, each employee should think and act like an entrepreneur, fully committed to generating exceptional results for the company, clients, shareholders and society as a whole.

Because the Company is convinced that human development is the basis for producing such results, at the individual, organizational and community level, the personnel management system was based on the twin pillars of achievement and ability.

This system is founded on the belief that corporate values are essential to the long-lasting health of an organization and, in order to put them into practice, employees must develop organizational, as well as personal, skills, so that the resulting knowledge and competence can be applied to create value for both the business and the individual.

A small grouping of skills related to the Company business exists which should be assimilated by all employees. By developing and applying them, they can ensure their professional growth within the Company.

Amazonia Celular considers that there are 13 fundamental business skills to be mastered: results-based management; entrepreneurship; "clientivity"; leadership; integrated business outlook; planning; creative business innovation; knowledge management; mobilization for change; teamwork; process and project management; negotiation; and problem planning and solving.

Once these were defined, four professional trajectories were established (business, technology, market and support) through and between which employees can evolve. Promotion to higher levels in each branch requires individuals to have a specific knowledge of the various aspects and requirements of the area in question.

EMPLOYEES
The Company ended 2004 with a staff of 816, a small increase over the end-of-2003 figure (806).

In order to help new workers adapt, the Virtual Campus offers the Programa Entrando no Time (Joining the Team Program), which is split into three stages: understanding business technology via the entrepreneurship management model; the mobile telephony market and Amazonia Celular's positioning within the sector

Business Technology Institute (ITE)
Amazonia Celular set up the Company Technology Institute in 2004 to support human and organizational development and promote knowledge management. The ITE is an educational institution aimed at creating exceptional employees whose performances will add value to customers, shareholders and society. In its first year of activity, the Institute was classified among those with the best Corporate educational practices in Brazil by them magazine T&D, which specializes in this area.

Corporate Education
Amazonia Celular's Corporate Education area brings together three schools ("Clientivity", Relationship and Entrepreneurship), which develop business and personal skills. It also has two educational centers (the Customized Solutions Nucleus and the External Events Registration Nucleus) which develop functional and personal abilities.

Training
Knowledge and how it is created, shared and applied is the Company's most important asset and is essential for the personal and professional development of every employee. In 2004, Amazonia Celular invested R$ 1.1 million in training.

Trainees
Amazonia Celular created a Young Talents program two years ago to identify and attract university students with entrepreneurial spirit, which would add value to the business and the individual. The Company intends creating conditions for young people to have practical experience of professional life to bridge the gap between university learning and its application in companies.

Diversity
Amazonia Celular has also created a Diversity Program to provide equal entry opportunities regardless of race, sex, sexual orientation, nationality, social conditions or age.

Recruitment and Selection
In 2004, the ITE began automating processes in the Recruitment and Selection area through the site vagas.com and introduced the Personal Profile Analysis
(PPA) methodology in all selections. At the same time, it promoted training for suppliers on the system and Business Technology. It also trained suppliers and managers in recruitment and selection by skills.

Ethics
Amazonia Celular has maintained an Ethics Code for all its employees since 2003. It lays down practices related to the divulgation of information about the Company, secrecy and integrity, rules for behaving in cases of conflict of interests and the general ethical principles, which must be respected by everyone.

Job Termination
The Company also makes great efforts to appreciate and respect employees who are leaving whether by choice or not. Terminations for just cause are made only when there is no other alternative. In cases where employees are resigning voluntarily the Company carries out an interview to find out the reasons and to improve the Human Resources policy and the retention of talent.

REMUNERATION AND BENEFITS
Amazonia Celular regards good remuneration as one of the most important factors for the constant motivation and qualification of its employees. The Company follows the international trend of remuneration according to abilities, skills, knowledge and performance shown, as well as meeting targets set for the year. Employees' pay is composed of Direct and Indirect Remuneration. Total remuneration (direct plus indirect) is currently higher than the average registered in the Brazilian telecommunications sector.

Direct remuneration covers the basic salary plus a variable element from the Profits and Results Participation Program (PLR). The managers also receive a bonus, based on the commercial results and on individual targets established by the Action Program. In 2004, R$ 2.6 million was distributed under the PLR for 2003, equivalent to an average of 1.92 monthly salaries per employee. Indirect remuneration is made up of social benefits provided to employees: meal voucher, basic food basket, medical assistance, dental assistance, day-care and pharmacy facilities.

Stock Options Purchase Plan
At the end of 2003, Amazonia Celular re-launched its stock options program for members of senior management. Due to the performance of the Company's shares on the stick market during the year, no options were exercised.

Supplementary Pensions
In 2004, Amazonia Celular launched the CelPrev private supplementary plan, administered by Sistel, in which employees from all areas can participate. The plan is a closed one with a defined contribution

QUALITY OF LIFE
Employees' professional performance is directly related to their well-being and Amazonia Celular is developing a quality of life and health program to encourage employees to manage their own lifestyles.

Safety
Amazonia Celular after the safety of its employees and partners. In 2004, the Company promoted the training and recycling of the emergency brigades and carried out simultaneous evacuations of its business units throughout the region. As part of the migration to the GSM/EDGE model, the Company carried out special training, in partnership with suppliers, to ensure the safety of employees, since the installation of this new equipment called for tasks to be performed at great heights.

INTERNAL COMMUNICATION
Internal communication is essential to keep employees informed on developments and changes within the Company to make them aware of its policies. Amazonia Celular uses the magazine Pulse and the Clicnet and Clic Mais intranets to communicate internally.

SOCIAL INITIATIVES
The Company actively encourages volunteer social projects on the part of its employees through the Voluntarios em Acao (Volunteers in Action) program, developed by the Amazonia Celular Beneficiary Organization, in turn run by the Amazonia Celular Institute.

The program includes the Mutirao Amigo (Community Action) project. Every six months, employees and their families are invited to participate in communal activities to benefit organizations that cater to underprivileged children and adolescents. The project has been in place since 2003 and has aided four such institutions. The actual work involved, always under professional guidance, involves such activities as internal and external painting, the repair and painting of toys, and nutritional and dental advice. In 2004, two institutions and 600 children benefited.

Another project is Fundo Amigo (Community Funding), which encourages workers to route part of their income tax to the Childhood and Adolescence Funds (FIA) - whose resources are channeled to projects and organizations concerned with the well-being of children and adolescents and respect for their rights. In 2004, 88 employees contributed R$ 29,000.

The Company also maintains an annual calendar of four donation campaigns:
Voluntarios da Escola (School Volunteers), which collects school materials; a campaign to collect clothing, which is distributed to the inhabitants of Santa Cruz do Arari; Ta na Mesa (Food's Served), which collects non-perishable foodstuffs; and a toy-collection campaign.

RELATIONS WITH STAKEHOLDERS
--------------------------------------------------------------------------------

SUPPLIERS
In order to spread and encourage the application of socially responsible policies among its suppliers, the Company holds an annual seminar, in which selection criteria are presented, and the importance of compliance with the Ethos Institute's business recommendations is emphasized. Contracts with third parties also include clauses on corporate social responsibility. The Company also stages an annual event to broadcast the importance of socially responsible corporate practices.

Telemig Celular believes that the training and capacity-building of its suppliers and partners is essential in strengthening the value chain and, consequently, attempts to build competence in all of its links. Therefore, suppliers also benefit from the Business Technology Institute, by participating in courses and training schemes aimed at encouraging the concept of entrepreneurship among suppliers' employees, thereby creating wealth for shareholders and clients and benefiting society as a whole.

Amazonia Celular operates jointly with its outsourced labor providers in order to ensure that the benefits granted to such workers are in line with those granted to its own employees.

The Company also encourages its suppliers to take part in the Mutirao Amigo project, which promotes, sponsors and supplies volunteer labor for renovation work in charity institutions.

In 2004, the Company set up the Suppliers' Portal, which can be accessed via its Internet home page, where suppliers are registered, invoices entered, and payments monitored.

COMMUNITY
In order to bring about real social change in our constituent communities, Amazonia Celular believes its efforts should be concentrated on a few solidly-based initiatives, rather than fragmenting them into many small projects. With this in mind, it has helped broaden access to education, sport and culture, increased respect for children's and adolescents' rights and instilled correct environmental practices.

All the Company's social actions are planned, coordinated and implemented by the Amazonia Celular Institute and are designed to promote the well-being of children and adolescents in those states in which it operates. The Institute's main program is Pro-Conselho (Pro-Counseling), which began in 2003 in the states of Para, Amazonas and Maranhao. Based on the same program developed by Telemig Celular, it aims to create and strengthen Guardianship and Municipal Councils for the Rights of Children and Adolescents in every municipality in each of the states in which it is present.

The Pro-Fia project was created in 2003 and encourages individuals and institutions to donate part of their income tax to the municipalities' Childhood and Adolescence Funds (FIA). The resources are used to implement programs and actions geared towards defending children's and adolescents' rights.

The Institute is also the Company's link with the Expedicao Vaga-Lume (Operation Firefly) project, created in 1999 to encourage the setting up of children's libraries among the riverside populations in the Amazon region, to serve as a cultural fulcrum for the entire local community.

Socio-cultural actions are coordinated by the Cultural Development Department, which invested R$ 2.3 million last year in projects financed by its own resources or through cultural incentive laws. The main initiative was Amazonia Arte Mix (Amazonia Art Mix), which began in June. This project is designed to encourage the preservation of local culture, but with a modern approach, revealing and supporting new artistic talent and tendencies. In order to carry out these activities, the Company is backed by the Para state government (via the Cultural Incentive Law - Lei Semear), Funtelpa - Para Telecommunications Foundation, the Curro Velho Foundation, Itau Cultural and Banco da Amazonia.

In the sporting area, Amazonia Celular sponsors events and athletes and encourages the creation of peaceful supporters' groups and the development of new talent. In Para, it supports the federal government's Fabricacao de Idolos (Fostering Talent) project; in Maranhao, in association with the Maranhao Beach Soccer Federation, it sponsors the state's beach soccer team, as well as the individual players, Jorginho and Robertinho, who are members of the national side; in Amazonas, it sponsors the tennis player, Julia Magalhaes, and the wakeboard practitioner, Caio Costa.

ENVIRONMENT
Amazonia Celular has been putting into practice the environmental policy consolidated in 2003, which served as the basis for the creation of the Environmental Management System (SGA) and was awarded ISO 14001 certification in January, 2005.

In order to make its own employees and those of the firms with which it interacts aware of this policy, the Company holds SGA-related conceptual training schemes as well as other, more specific courses in order to institute activities that reduce adverse environmental impact.

The solid waste from Company operations is treated at headquarters in Sao Luis, in Maranhao, and at the Belem Distribution Center. In 2004, the Company introduced a selective collection system in all its buildings, stores and distribution centers and hired a firm to collect and correctly dispose of used fluorescent lamps, tires and vehicle oil.

In compliance with its environmental policy principles regarding the applicable legislation and its maintenance program, the Company established a noise-metering schedule for the air-conditioning systems of all its Radio Base Stations and motor generators groups, as well as its administrative and commercial buildings.

Used handset batteries are collected in all buildings and stored in facilities with impermeable floors, in order to prevent environmental contamination. The Company also equips its generators with diesel containment tanks.

In order to prevent fires and any resulting environmental damage, Amazonia Celular installs fire extinguishers in all its Radio Bases Stations and employs a firm to provide for their constant maintenance. It also carries out periodic inspections of the RBS, earthing and energy systems. In 2004, it initiated an Emergency Plan, involving the training of firefighters and the creation of emergency brigades.

STATEMENT OF ADDED VALUE (SAV)
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
R$ thousand                                                              2002           2003         2004
---------------------------------------------------------------------------------------------------------------
REVENUES                                                                    566,802      645,057       621,422
---------------------------------------------------------------------------------------------------------------
Telecommunications services and sales                                       594,500      683,090       698,305
---------------------------------------------------------------------------------------------------------------
(-) Discounts conceded                                                     (15,320)     (28,408)      (55,463)
---------------------------------------------------------------------------------------------------------------
(-) Provisions for bad debts                                               (11,646)      (8,984)      (20,517)
---------------------------------------------------------------------------------------------------------------
Non-operating revenues (expenses)                                             (732)        (641)         (903)
---------------------------------------------------------------------------------------------------------------
INPUTS ACQUIRED FROM THIRD PARTIES                                        (251,831)    (291,416)     (308,325)
---------------------------------------------------------------------------------------------------------------
Selling costs                                                              (63,203)     (82,825)      (86,421)
---------------------------------------------------------------------------------------------------------------
Inputs, materials, outsourced services and others                         (188,628)    (208,591)     (221,904)
---------------------------------------------------------------------------------------------------------------
Gross Added Value                                                           314,971      353,641       313,097
---------------------------------------------------------------------------------------------------------------
RETAINED
---------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                             (102,136)     (99,151)      (98,375)
---------------------------------------------------------------------------------------------------------------
Net Added Value Produced                                                    212,835      254,490       214,722
---------------------------------------------------------------------------------------------------------------
ADDED VALUE RECEIVED IN TRANSFERS
---------------------------------------------------------------------------------------------------------------
Financial revenue                                                           102,472       13,229        22,113
---------------------------------------------------------------------------------------------------------------
TOTAL ADDED VALUE TO DISTRIBUTE
---------------------------------------------------------------------------------------------------------------
Distribution of added value                                               (315,307)    (267,719)     (236,835)
---------------------------------------------------------------------------------------------------------------
Payroll                                                                    (25,047)     (25,699)      (21,437)
---------------------------------------------------------------------------------------------------------------
Social contributions                                                       (10,654)     (10,945)      (12,122)
---------------------------------------------------------------------------------------------------------------
Taxes                                                                     (120,320)    (162,936)     (162,856)
---------------------------------------------------------------------------------------------------------------
Interest and rent                                                         (191,320)     (61,961)      (43,896)
---------------------------------------------------------------------------------------------------------------
Minority interests                                                            7,561      (2,194)           816
---------------------------------------------------------------------------------------------------------------
Dividends paid                                                                    -      (3,984)             -
---------------------------------------------------------------------------------------------------------------
Retained loss                                                                24,473            -         2,660
---------------------------------------------------------------------------------------------------------------

                              SOCIAL BALANCE SHEET
--------------------------------------------------------------------------------

1 - Basis of Calculation                2004 Amount (thousand reais)            2003 Amount (thousand reais)
Net Revenues (NR)                                       498,843                                 521,325
Operating Result (OR)                                    (9,685)                                  8,228
Gross Payroll (GP)                                       33,559                                  32,142
-------------------------------------------------------------------------------------------------------------
                                       Amount                                  Amount
2 - Internal Social Indicators       (thousand)  As % of GP  As % of NR     (thousand)  As % of GP  As % of NR
Food                                    3,966        11.8%      0.8%            2,809      8.7%         8.7%
Mandatory payroll taxes                12,122        36.1%      2.4%           10,944     34.0%        34.0%
Private pension plans                     666         2.0%      0.1%              715      2.2%         2.2%
Health                                  1,839         5.5%      0.4%            1,403      4.4%         4.4%
Labor safety and work place health        487         1.5%      0.1%              307      1.0%         1.0%
Education                                 n/d         n/d       n/d               n/d      n/d          n/d
Culture                                   n/d         n/d       n/d               n/d      n/d          n/d
Training and professional development   1,135         3.4%      0.2%            1,083      3.4%         3.4%
Day-care (in-site or allowance)           149         0.4$      0.0%              119      0.4%         0.4%
Profit/results sharing                  5,341        15.9%      1.1%            4,501     14.0%        14.0%
Others                                    628         1.9%      0.1%            -          0.0%         0.0%
Total - Internal Social Indicators     26,363        78.6%      5.3%           21,881     68.1%        68.1%
------------------------------------------------------------------------------------------------------------
                                       Amount                                  Amount
3 - External Social Indicators       (thousand)  As % of GP  As % of NR     (thousand)  As % of GP  As % of NR
Education                               -             0.0%      0.0%              150      1.8%         0.0%
Culture                                 1,466       -15.1%      0.3%            1,339     16.3%         0.3%
Health and sanitation                   -             0.0%      0.0%            -          0.0%         0.0%
Sport                                     300        -3.1%      0.1%              800      9.7%         0.2%
Combating hunger and nutrition          -             0.0%      0.0%               10      0.1%         0.0%
Others                                    245        -2.5%      0.0%              455      5.5%         0.1%
Total contributions to society          2,011       -20.8%      0.4%            2,754     33.5%         0.5%
Taxes (excluding payroll taxes)       172,214     -1778.2%     34.5%          156,821   1905.9%        30.1%
Total - External Social Indicators    174,225     -1798.9%     34.9%          159,575   1939.4%        30.6%
------------------------------------------------------------------------------------------------------------
                                       Amount                                  Amount
4 - Environment Indicators           (thousand)  As % of GP  As % of NR     (thousand)  As % of GP  As % of NR
Investments related to production/
company operations                       1241       -12.8%      0.2%              422      5.1%         0.1%

Investments in programs and/or
external projects                           0         0.0%      0.0%            -          0.0%         0.0%
Total investments in the environment     1241       -12.8%      0.2%              422      5.1%         0.1%

With relation to the setting of anual
targets to minimize waste, consumption  () nao possui metas () cumpre de 0 a    (x) nao possui metas () cumpre de 0
in general in production/operation       50% () cumpre de 51 a 75% (X)          a 50% (c) cumpre de 51 a 75% ()
and increase the efficiency in the              cumpre de 76 a 100%                     cumpre de 76 a 100%
use of natural resources, the company
------------------------------------------------------------------------------------------------------------

5 - Employee Indicators                         2004                                    2003
No. of employees at the end of
the period                                      816                                     806
No. of employees hired during the period        323                                     196
No. of outsourced employees                     609                                     675
No. of interns                                   17                                       6
No. of employees above 45 years of age           38                                      34
No. of women working in the company             473                                     474

% of management positions occupied by women   40.00%                                   46.15%
No. of Afro-Brazilian employees working
at the company                                  409                                     329
% of management positions occupied by
Afro-Brazilians                               41.42%                                   35.38%
No. of employees with disabilities or
special needs                                   16                                       14
-----------------------------------------------------------------------------------------------------------
6 - Information regarding business
responsibility                                 2004                                 Targets 2005

Ratio of highest to lowest compensation
in company                                    50.19                                   50.00
Total number of work related accidents           6                                      -
-----------------------------------------------------------------------------------------------------------
For further information, please contact our Investor Relations Team.  Telephones:  61 429-5673 / 5616 /5617
Fax:  61 429-5626  E-mail:  ri@telepart.com.br
-----------------------------------------------------------------------------------------------------------

(A free translation of the original in Portuguese)

Tele Norte Celular Participacoes
S.A. (parent company) and
Tele Norte Celular Participacoes
S.A. and Subsidiary (consolidated)

Financial Statements at
December 31, 2004 and 2003
and Report of Independent Auditors

     (A free translation of the original in Portuguese)


     Report of Independent Auditors

     To the Board of Directors and Stockholders
     Tele Norte Celular Participacoes S.A. (parent company) and
     Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)


1 We have audited the accompanying balance sheet of Tele Norte Celular Participacoes S.A. and the consolidated balance sheet of Tele Norte Celular Participacoes S.A. and its subsidiary as of December 31, 2004, and the related statements of operations, of changes in stockholders' equity and of changes in financial position of Tele Norte Celular Participacoes S.A., as well as the related consolidated statements of operations and of changes in financial position for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Tele Norte Celular Participacoes S.A. and of Tele Norte Celular Participacoes S.A. and its subsidiary at December 31, 2004, and the results of operations, the changes in stockholders' equity and the changes in financial position of Tele Norte Celular Participacoes S.A. , as well as the consolidated results of operations and of changes in financial position, for the year then ended, in accordance with accounting practices adopted in Brazil.

     Tele Norte Celular Participacoes S.A. (parent company) and
     Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)


4 The audit of the financial statements for the year ended December 31, 2003, presented for comparison purposes, was conducted by other auditors who issued an unqualified opinion thereon dated March 3, 2004.



     Brasilia, March 3, 2005




     PricewaterhouseCoopers
     Auditores Independentes
     CRC 2SP000160/O-5 "S" DF



     Rogerio Roberto Gollo
     Contador CRC 1RS044214/O-9 "S" DF

(A free translation of the original in Portuguese)
Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Balance Sheets at December 31 ____
In thousands of reais

---------------------------------------------------------------------------------------------------------------------


                                                          Parent company                     Consolidated
                                                 ---------------------------------- ---------------------------------
                                                      2004             2003              2004             2003
                                                 ----------------- ---------------- ---------------- ----------------
 ASSETS
 Current assets
    Cash and cash equivalents (Note 5)                     1,889              581           99,879            8,084
    Accounts receivable, net (Note 6)                          -                -           91,060           95,415
    Inventories (Note 7)                                       -                -           12,563           12,880
    Income tax and social contribution
       recoverable (Note 4)                                1,238            1,275            5,219            3,465
    Other taxes recoverable                                    -                -            5,738              722
    Deferred income tax and social contribution
      (Note 4)                                             5,030            5,030           30,036           28,492
    Dividends receivable                                       -            5,621                -                -
    Prepayments and other assets                             163              437           18,057           12,384
                                                 ----------------- ---------------- ---------------- ----------------
                                                           8,320           12,944          262,552          161,442

 Long-term receivables
    Deferred income tax and social contribution
       (Note 4)                                           45,066           45,330           67,820           68,763
    Related-party transactions (Note 3)                      151              657                -            1,958
    ICMS recoverable (Note 8)                                  -                -            5,691            2,551
    Other assets                                              56               56            3,020            1,444
                                                 ----------------- ---------------- ---------------- ----------------
                                                          45,273           46,043           76,531           74,716

 Fixed assets
   Investment in subsidiary (Note 9)                     171,321          173,763                -                -
   Other investments                                           -                -               77               77
   Property, plant and equipment (Note 10)                   481              570          463,390          405,966
                                                 ----------------- ---------------- ---------------- ----------------
                                                         171,802          174,333          463,467          406,043

                                                 ----------------- ---------------- ---------------- ----------------
 Total assets                                            225,395          233,320          802,550          642,201
                                                 ================= ================ ================ ================



The accompanying notes are an integral part of these financial statements.

Tele Norte Celular Participacoes S.A. (Parent Company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Balance Sheets at December 31
In thousands of reais                                                                            (continued)
-----------------------------------------------------------------------------------------------------------------------


                                                                 Parent company                  Consolidated
                                                          ------------------------------ ------------------------------
                                                              2004           2003            2004           2003
                                                          -------------- --------------- ------------------------------
 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities
    Suppliers (Note 11)                                            236             722         160,344         55,356
    Financings (Note 12)                                            56              60         125,048        165,556
    Accounts payable and other provisions                            -               -          11,508          8,335
    Taxes, charges and contributions                                 -              12          12,928          9,784
    Dividends                                                      142           5,078           1,082          8,641
    Accounts payable - hedge transactions (Note 21)                  -               -           1,679          4,878
    Other liabilities                                               17              14           8,426          6,258
                                                          -------------- --------------- ------------------------------
                                                                   451           5,886         321,015        258,808

 Long-term liabilities
    Financings (Note 12)                                            83             151         160,826         88,496
    Related-party transactions (Note 3)                             81              56           4,303             56
    Provision for contingencies (Note 13)                            -               -             625          6,084
    Pension plan (Note 15)                                           -               -           1,424          2,075
    Accounts payable - hedge transactions (Note 21)                  -               -          17,494            233
    Concession license payable                                       -               -          13,086              -
    Other long-term liabilities                                      -               -           1,766          1,175
                                                          -------------- --------------- ------------------------------
                                                                   164             207         199,524         98,119

 Minority interest                                                   -               -          57,231         58,047

 Stockholders' equity (Note 14):
    Capital                                                     84,851          84,851          84,851         84,851
    Capital reserves                                            49,540          49,540          49,540         49,540
    Revenue reserves                                            32,850          38,776          32,850         38,776
    Retained earnings                                           57,539          54,060          57,539         54,060
                                                          -------------- --------------- ------------------------------
                                                               224,780         227,227         224,780        227,227

                                                          -------------- --------------- ------------------------------
 Total liabilities and stockholders' equity                    225,395         233,320         802,550        642,201
                                                          ============== =============== ==============================

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
Tele Norte Celular Participacoes S.A. (Parent Company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Statements of Income
Years Ended December 31
In thousands of reais unless otherwise indicated

-------------------------------------------------------------------------------------------------------------------------


                                                             Parent company                      Consolidated
                                                    ---------------------------------- ----------------------------------
                                                         2004              2003               2004             2003
                                                    ----------------- ---------------- ------------------- --------------
 Gross operating revenue
    Telecommunication services                                    -                -           616,115          594,306
    Sales revenue                                                 -                -            82,190           88,784
                                                    ----------------- ---------------- ------------------- --------------
                                                                  -                -           698,305          683,090
    Gross revenue deductions                                      -                -         (199,462)        (161,765)
                                                    ----------------- ---------------- ------------------- --------------

    Telecommunication services                                    -                -           440,354          453,900
    Sales revenue                                                 -                -            58,489           67,425
                                                    ----------------- ---------------- ------------------- --------------
 Total net operating revenue                                      -                -           498,843          521,325
    Cost of services rendered                                     -                -          (222,171)        (218,682)
    Cost of sales                                                 -                -           (86,421)         (82,825)
                                                    ----------------- ---------------- ------------------- --------------
 Gross profit                                                     -                -           190,251          219,818
 Operating income (expenses)
    Selling expenses                                              -                -          (114,674)         (94,129)
    Bad debt expense                                              -                -           (20,517)          (8,984)
    General and administrative expenses                      (5,954)          (9,383)          (46,144)         (66,140)
    Financial income                                            345            1,311            22,113           13,229
    Hedge transactions                                            -                -           (23,577)         (76,296)
    Financial expenses                                         (187)            (300)          (34,379)         (34,477)
    Foreign exchange gains, net                                  12               58            17,847           55,207
    Equity in the results of subsidiary                      (2,442)           6,566                 -                -
                                                    ----------------- ---------------- ------------------- --------------
                                                             (8,226)          (1,748)         (199,331)        (211,590)
                                                    ----------------- ---------------- ------------------- --------------
 Operating income (loss)                                     (8,226)          (1,748)           (9,080)            8,228
     Non-operating (expenses) income, net                       504             (663)             (903)            (641)
                                                    ----------------- ---------------- ----------------------------------
 Income (loss) before taxes and profit sharing               (7,722)          (2,411)           (9,983)           7,587
    Social contribution (Note 4)                              1,339            1,638             1,509              536
    Income tax (Note 4)                                       3,723            4,549             4,273            1,183
                                                    ----------------- ---------------- ------------------- --------------
 Income (loss) before profit sharing                         (2,660)           3,776            (4,201)           9,306
    Employees' profit sharing                                     -                -                 -           (4,501)
    Minority interest                                                              -               816           (2,194)
                                                    ----------------- ---------------- ------------------- --------------
 Net income  (loss) for the year                             (2,660)           3,776            (3,385)           2,611
    Changes in subsidiary's stockholders' equity
      not arising from results                                    -                -               725            1,165
                                                    ----------------- ---------------- ------------------- --------------
 Net income (loss) for the year                              (2,660)           3,776            (2,660)           3,776
                                                    ================= ================ =================== ==============

 Net income (loss) per outstanding share at the end
    of the year                                           (R$ 0.007)         R$ 0.011
                                                    ================= ================


The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
Tele Norte Celular Participacoes S.A.(Parent Company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2004 and 2003
In thousands of reais

------------------------------------------------------------------------------------------------------------------------------------


                                                  Capital reserves              Revenue reserves
                                            ---------------------------- ----------------------------------
                                                                                               Special for
                                                 Goodwill         Tax               Unrealized  payment of   Retained
                                 Capital         premium      incentives   Legal       profit    dividends   earnings     Total
                               ----------- ---------------- ------------ --------- ----------- ------------- ---------- -------

Balance at December 31, 2002       84,074         50,053          264      7,311      29,634        7,568     48,691    227,595
Capital increase                      777           (777)
Lapsed dividends and interest
  on capital                                                                                                     219        219
Realization of unrealized
  revenue reserve                                                                     (5,926)                  5,926          -
Net income for the year                                                                                        3,776      3,776
Proposed allocation of net
  income
   Legal reserve                                                             189                                (189)         -
   Proposed dividends                                                                                         (4,363)    (4,363)
                               ----------- ---------------- ------------ --------- ----------- ------------- ---------- -------
Balance at December 31, 2003       84,851         49,276          264      7,500      23,708        7,568     54,060    227,227
Lapsed dividends and interest
  on capital                                                                                                     213        213
Realization of unrealized
  revenue reserve                                                                     (5,926)                  5,926
Loss for the year                                                                                             (2,660)    (2,660)
                               ----------- ---------------- ------------ --------- ----------- ------------- ---------- -------
Balance at December 31, 2004       84,851         49,276          264      7,500      17,782        7,568     57,539    224,780
                               =========== ================ ============ ========= =========== ============= ========== =======


The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
Tele Norte Celular Participacoes S.A. (Parent Company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Statements of Changes in Stockholders' Equity
Years Ended December 31, 2004 and 2003
In thousands of reais

-------------------------------------------------------------------------------------------------------------------------

                                                                 Parent company                   Consolidated
                                                          ---------------------------------------------------------------
                                                               2004            2003             2004             2003
                                                          -------------- --------------- ----------------- --------------
FINANCIAL RESOURCES WERE PROVIDED BY
Resources arising from (used in) operations:
   Net income (loss) for the year                               (2,660)          3,776          (2,660)           3,776
   Expenses (income) not affecting working capital
     Depreciation and amortization                               5,415           5,013          98,375           99,151
     Residual value of property, plant and equipment
       written-off                                                   -               -           1,567            2,331
     Constitution (reversal) of long-term provisions                 -              56          (6,110)         (5,649)
     Equity in the results of subsidiary                         2,442          (6,566)              -                -
      Minority interest                                              -               -            (816)           2,194
      Investment loss (Note 9)                                       -             663               -              663
     Long-term monetary variations                                  (7)            (44)         16,030            8,134
     Long-term deferred income tax and social
      contribution                                              (5,062)         (6,187)         (4,383)             623
                                                          -------------- --------------- ----------------- --------------
 Total arising from (used in) operations                           128          (3,289)        102,003          111,223
 Third parties:
    Decrease in long-term receivables                              506               -           1,958                -
    Increase in long-term liabilities                               25               -         231,833           26,533
    Lapsed dividends                                                 -           5,621                                -
    Prescribed dividends                                           213             219             213              219
    Transfer from long-term receivables to current assets            -               -               -            7,890
                                                          -------------- --------------- ----------------- --------------
                                                                   872           2,551         336,007          145,865
                                                          -------------- --------------- ----------------- --------------

 FINANCIAL RESOURCES WERE USED FOR
   Increase in long-term receivables                                 -             292           4,716               74
   Additions to property, plant and equipment                        -             148         152,040           26,127
    Proposed dividends                                               -           4,363               -            7,123
    Decrease in long-term liabilities                                -               -               -                -
    Transfer from long-term to current liabilities                  61              64         140,348          136,214
                                                          -------------- --------------- ----------------- --------------
 Total funds used                                                   61           4,867         297,104          169,538
                                                          -------------- --------------- ----------------- --------------
 Increase (decrease) in working capital                            811          (2,316)         38,903          (23,673)
                                                          ============== =============== ================= ==============

 Changes in working capital
    Current assets
      At the end of the year                                     8,320          12,944         262,552          161,442
      At the beginning of the year                              12,944          10,698         161,442          202,904
                                                          -------------- --------------- ----------------- --------------
                                                                (4,624)          2,246         101,110         (41,462)
                                                          -------------- --------------- ----------------- --------------
    Current liabilities
      At the end of the year                                       451           5,886         321,015          258,808
      At the beginning of the year                               5,886           1,324         258,808          276,597
                                                          -------------- --------------- ----------------- --------------
                                                                (5,435)          4,562          62,207         (17,789)
                                                          -------------- --------------- ----------------- --------------
 Increase (decrease) in working capital                            811         (2,316)          38,903         (23,673)
                                                          ============== =============== ================= ==============


The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
Tele Norte Celular Participacoes S.A. (Parent Company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------


1  Operations

     Tele Norte Celular Participacoes S.A. is a publicly held company and the holding company of Amazonia Celular S.A., holding 89.78% of the voting capital and 74.96% of its capital stock.

     The subsidiary of Tele Norte Celular Participacoes S.A. holds five concessions to provide cellular mobile services and engages in activities required or useful to perform such services, in conformity with the mentioned authorizations granted, covering the States of Amapa, Amazonas, Maranhao, Para, and Roraima.

     The services offered and the tariffs charged are regulated by the National Telecommunications Agency (ANATEL), the Brazilian regulatory authority for the telecommunications industry, pursuant to the General Law of Telecommunications and relevant regulations.

     On February 19, 2004, the subsidiary and ANATEL signed the Authorization Terms for the migration to SMP (Personal Mobile Service). These terms are effective as from the date published in the Federal Gazette of ACT 42671, on March 1, 2004.

     The SMP permit granted to the subsidiary is effective for an undefined period. As regards the radio frequency permit, it is effective for the remaining period of the concession previously awarded and then replaced, and can be renewed for an additional fifteen-year period, in return for a consideration.

     The main changes resulting from the migration to SMP are as follows:

o implementing the Carrier Selection Code (CSP), which gives the user the right to choose the long-distance or international carrier;
o    higher quality goals; and
o    unrestricted negotiation of interconnection rates beginning June 2004.

     The subsidiary began to operate under the SMP rules on August 1, 2004.

     Technology Migration

     In November 2004, the subsidiary started operating the GSM/EDGE standard, which, globally, is currently the most used standard. EDGE ("Enhanced Data Rates for GSM Evolution") allows GSM networks to support the first 3G services, such as download of video files at higher speeds, it has a higher data transmission rate, and permits the offering of a new range of services, as well as faster communication between the terminal and the internet.

Tele Norte Celular Participacoes S.A. (Parent Company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------


     The TDMA system will be maintained with the same standards of quality, coverage, and services currently offered, and will continue while there is market and/or customers interested in using this system. The technological evolution continues to be deployed through an overlay of the TDMA network. The main partners of the subsidiary in the deployment of this technology are Ericsson Telecomunicacoes S.A. (supplier of the GSM/EDGE network) and affiliated companies.


2    Summary of Significant Accounting Practices (Parent Company and
     Consolidated)

(a)  Presentation of the financial statements and consolidation criteria

     The financial statements have been prepared in accordance with accounting practices adopted in Brazil, which are based on the provisions of Brazilian Corporate Law, supplemented by the regulations of the Brazilian Securities Commission ("CVM"), and rules applicable to the concessionaires of telecommunications services.

     The consolidated financial statements includes the financial statements of the parent company Tele Norte Celular Participacoes S.A. and the direct subsidiary Amazonia Celular S.A. The consolidation balance sheet and income and expense accounts corresponds to the sum of all assets, liabilities, expenses and revenues of the companies, according to the nature of each balance, complemented by the elimination (i) of the interests in capital, reserves, and retained earnings maintained between the companies; (ii) the current accounts and other receivable and/or payable balances between the companies; and (iii) identification of minority interest.

(b)  Cash and cash equivalents

     Cash and cash equivalents consist of short-term, highly liquid investments. Investments in investment funds are stated based on the value of the shares in each fund at the balance sheet date. The other investments are stated at cost, plus income earned up to the balance sheet date.

(c)  Accounts receivable

     Accounts receivable are mainly represented by services and products billed to customers, by services rendered up to the date of the balance sheet date but not yet billed, and for amounts arising from the usage of the operating network by subscribers of other telecommunication companies.

Tele Norte Celular Participacoes S.A. (Parent Company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------



(d)  Allowance for doubtful accounts

     Management, based on its most recent experience, periodically evaluates estimated default rates in order to record an allowance for doubtful receivables when collection is considered not to be probable.

(e)  Inventories

     Inventories mainly comprise mobile telephone equipment and are stated at the average cost of purchase, which is lower than their market values. Inventories intended for plant expansion are classified as construction in progress in property, plant and equipment.

     The subsidiary records a provision for adjustment to market value for cellular handsets and accessories which are discontinued or which have a purchase cost higher than market values.

(f)  Investment

     Recorded under the equity method, based on net income for the year and other changes in equity of the subsidiary.

(g)  Property, plant and equipment

     Property, plant and equipment are stated at cost of purchase and/or construction, net of accumulated depreciation. Depreciation is calculated on the straight-line basis as from the time the assets are put into operation, at the rates mentioned in Note 10.

     The recoverability of the subsidiary's property, plant and equipment through future operations is periodically measured to determine if this recoverable value is lower than net book value. In such an event, the subsidiary reduces its net book value to the recoverable value.

     Interest and financial charges on financings raised for the subsidiary's construction in progress are capitalized through the date such assets are put into operation. Costs incurred on maintenance and repairs are capitalized when they represent an increase in installed capacity or the useful lives of the assets. In 2004 interest and financial charges amounting to R$1,950 were capitalized. In 2003 no interest or financial charges were capitalized.

Tele Norte Celular Participacoes S.A. (Parent Company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------




(h)  Other assets

     Other current assets and long-term receivables are stated at cost or realizable values including accrued income and exchange and monetary variations, when applicable.

(i)  Foreign currency transactions

     These are recorded at the exchange rate prevailing at the date of the transactions and restated based on the month-end exchange rate. Foreign exchange gains/losses are immediately recorded in income and expense accounts.

(j)  Income tax and social contribution

     Income tax and social contribution on net income are calculated in conformity with current legislation. The deferred tax assets and liabilities are calculated on the estimated realizable value of the tax benefit of the goodwill acquired from the parent company through a reorganization process and on temporary differences arising mainly from provisions for contingencies, allowance for doubtful accounts, provision for adjustment of inventories to market value, and profit sharing accrual.

(k)  Provision for contingencies

     Provisions for contingencies were set up at amounts to cover losses resulting from tax, civil and labor claims, based on the opinion of the legal counsel.

(l)  Other liabilities

     Other current and long-term liabilities are stated at known or estimated amounts including, when applicable, accrued charges and monetary and/or foreign exchange variations.

(m)  Revenue recognition

     Services revenues are recognized based on the tariffs prevailing on the dates the services are provided. Revenues from cellular telephone services consist of subscription fees, usage tariffs, network usage and maintenance charges, and charges for other services provided to subscribers. All services are billed monthly. Services unbilled from the invoicing date to the end of the month are calculated and recognized as revenue in the month the services are provided.

Tele Norte Celular Participacoes S.A. (Parent Company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------





(n)  Pension plan

     Amazonia Celular S.A. participates in pension plans that offer its employees pensions and other post-employment benefits. Actuarial liabilities are calculated and recognized based on the projected unit credit method, according to CVM Deliberation N(0) 371/2000.

(o)  Employees' profit sharing

     The subsidiary records profit sharing based on the attainment of goals set for the year, which is subject to approval at the Stockholders' Meeting.

(p)  Estimates

     The preparation of these financial statements in accordance with accounting practices adopted in Brazil requires management to use estimates and assumptions concerning the presentation of assets and liabilities and the disclosure of contingent assets and liabilities on the date of the financial statements. Actual results may differ from those estimated.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------



3        Related-party Transactions



                                                        Parent company               Consolidated
                                                   --------------------------  --------------------------

                                                      2004          2003          2004         2003
                                                   ------------- ------------  ------------ -------------
 Assets

    Current assets - accounts receivable
      Telemig Celular S.A.                                   -            -            15           159
      Brasil Telecom S.A.                                    -            -           117             -
                                                   ------------- ------------  ------------ -------------
                                                             -            -           132           159
                                                   ============= ============  ============ =============
    Long-term receivables
      Amazonia Celular S.A.                                151          657             -             -
      Telemig Celular S.A.                                   -            -             -           550
      Telemig Celular Participacoes S.A                      -            -             -         1,408
                                                   ------------- ------------  ------------ -------------
                                                           151          657             -         1,958
                                                   ============= ============  ============ =============
 Liabilities

    Current liabilities - accounts payable
      Telemig Celular S.A.                                   -            -           164           113
      Brasil Telecom S.A.                                    -            -        11,954             -
                                                   ------------- ------------  ------------ -------------
                                                             -            -        12,118           113
                                                   ============= ============  ============ =============
    Long-term liabilities
      Telemig Celular S.A.                                  81           56         4,287            56
      Telemig Celular Participacoes S.A.                     -            -            16             -
                                                   ------------- ------------  ------------ -------------
                                                            81           56         4,303            56
                                                   ============= ============  ============ =============

  Income statement

    Services revenue
      Telemig Celular S.A.                                   -            -         1,157         1,826
      Brasil Telecom S.A.                                    -            -           117             -
                                                   ------------- ------------  ------------ -------------
                                                             -            -         1,274         1,826
                                                   ============= ============  ============ =============

    Human and administrative resources sharing
    income (expenses):
      Amazonia Celular S.A.                              3,617        4,805             -             -
      Telemig Celular S.A.                               (784)        (705)      (11,428)       (9,818)
      Telemig Celular Participacoes S.A.                     -            -       (3,651)       (3,084)
                                                   ------------- ------------  ------------ -------------
                                                         2,833        4,100      (15,079)      (12,902)
                                                   ============= ============  ============ =============


Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------




     The Company effects transactions with its subsidiary and other related parties concerning certain services. Related-party transactions are carried out on terms and conditions similar to those practiced in the market.

(a)  Roaming agreements

     The subsidiary is a member of a national roaming committee of cellular operators that includes the subsidiary of the affiliate Telemig Celular Participacoes S.A. (Telemig Celular S.A.). The purpose of this committee is to oversee technical and system aspects to ensure the highest quality of the roaming service. As required by Brazilian regulations, the subsidiary, Telemig Celular S.A. and the other member companies provide services roaming to their respective subscribers.

     Accounts receivable from and payable to, as well as services revenues with Telemig Celular S.A. refer to the transfer of the additional tariff and roaming services rendered by the subscribers of the companies.

(b)  Human and administrative resources sharing

     On March 20, 2003, Tele Norte Celular Participacoes S.A., its subsidiary (Amazonia Celular S.A.) and the affiliates Telemig Celular Participacoes S.A. and Telemig Celular S.A., signed a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the Stockholders' Meetings of the respective companies held on March 19, 2003.

     The balances presented in long-term receivables and long-term liabilities are related exclusively to the resource sharing and jointly-owned unit.

(c)  Brasil Telecom S.A.

     As from August 1, 2004, the subsidiary started to offer the Carrier Selection Code (CSP) option to its customers. Consequently, the customers started to use CSP for intercity (VC2 and VC3) and international calls, in conformity with the Personal Mobile Service (SMP) rules.

     Accounts payable to Brasil Telecom S.A. refer to the transfer of intercity and international calls made by the Company's subscribers using the CSP service of Brasil Telecom S.A. Accounts receivable and service revenues mainly refer to the interconnection revenues for the subsidiary's network usage in such long-distance calls.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------




4    Income Tax and Social Contribution

(a)  Income tax and social contribution recoverable (payable)


                                                          Parent company            Consolidated
                                                   ------------------------- ------------------------

                                                        2004           2003        2004        2003
                                                   ------------   ---------- ------------  ---------

 Social contribution on revenue payable                   -              -         (145)         -
 Prepaid social contribution                               8             8          290        135
                                                   ------------   ---------- ------------  ---------
                                                           8             8          145        135

 Prepaid income tax                                    1,230         1,267        5,074      3,330
                                                   ------------   ---------- ------------  ---------
                                                       1,238         1,275        5,219      3,465
                                                   ============   ========== ============  =========

(b)  Deferred Income Tax and Social Contribution Assets

     Deferred income tax and social contribution consist of:


                                                          Parent company                  Consolidated
                                                   ------------------------------ ------------------------------
                                                        2004           2003           2004           2003
                                                   ------------------------------ ------------------------------
 Deferred income tax:
    Tax loss carryforwards                              19,618         15,814        27,170         17,345
   Allowance for doubtful accounts                           -              -        10,565          9,833

   Provision for contingencies                               -              -        11,712         17,882
    Accelerated depreciation of property, plant
     and equipment                                           -              -             -          1,469
    Goodwill (CVM Instruction 349)                      18,183         22,099        18,183         22,099
    Pension plan accrual                                     -              -             -            301
    Accrued payables                                         -              -         4,973          3,446
   Accrued profit sharing                                    -              -           918            953
   Other expenses                                            5            178         1,919          1,847
                                                   ---------------------------- ----------------------------
                                                        37,806         38,091        75,440         75,175
                                                   ---------------------------- ----------------------------


Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------





                                                          Parent company                  Consolidated
                                                   ------------------------------ ------------------------------

                                                        2004           2003            2004           2003
                                                   ------------------------------ -----------------------------
 Deferred social contribution:
    Social contribution loss carryforwards              7,063          5,693          9,450          8,141
    Allowance for doubtful accounts                         -              -          3,803          3,540
    Provision for contingencies                             -              -            566            374
    Accelerated depreciation of property, plant
     and equipment                                          -              -              -            529
    Goodwill (CVM Instruction 349)                      6,546          7,956          6,546          7,956
    Provision for losses on investments                                    -            554            554
    Pension plan accrual                                    -              -              -            108
    Accrued payables                                        -              -          1,789          1,241
   Accrued profit sharing                                   -              -            331            343
   Other expenses                                          24             88            720            762
                                                   --------------------------- -----------------------------
                                                       13,633         13,737         23,759         23,548
                                                   --------------------------- -----------------------------
                                                       51,439         51,828         99,199         98,723
 Provision for loss                                    (1,343)        (1,468)        (1,343)        (1,468)
                                                   --------------------------- -----------------------------
                                                       50,096         50,360         97,856         97,255
    Less: Long-term portion                           (45,066)       (45,330)       (67,820)       (68,763)
                                                   --------------------------- -----------------------------
    Short-term portion                                  5,030          5,030         30,036         28,492
                                                   =========================== =============================


     The Extraordinary General Meeting held on December 28, 1999 approved the corporate restructuring plan prepared by the Company and its subsidiary Telpart Participacoes S.A., with the objective of transferring to the Company the goodwill recorded in Telpart, arising from the differences between the book amounts and the amount paid on the acquisition of the Company's shares during the privatization process.

     Accordingly, a new company was created, a wholly-owned subsidiary of Telpart, the capital of which was subscribed with the Company's shares and the corresponding goodwill paid on the acquisition, afterwards, this company was merged by the Company. This reorganization was made in accordance with the dispositions of Law 6404/76 and the rules of the Brazilian Securities Commission, especially CVM Instruction 319/99.

     The Company opted for the adoption of CVM Instruction 349/2001 as from the beginning of 2000, adjusting its financial statements of 2000 in order to reflect, as assets and goodwill special reserve, only the amount related to the expected tax benefit with the tax use of the goodwill originally recorded in Telpart. The main accounting effects are:

  i) Constitution of a provision to reflect the maintenance of the stockholders' equity integrity, equivalent to the difference between the goodwill amount and the tax benefit arising from its amortization, presented as a reduction of the goodwill account. This provision was recorded as a contra-entry of the goodwill special reserve account;

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------


 ii) Recognition of the tax credit related to deferred income tax and social contribution, as a contra-entry of the goodwill special reserve;

iii) Reversal of the provision to reflect the maintenance of the stockholders' equity integrity to results for the year.

Changes in goodwill are shown as follows:

                                                         2004          2003
                                                    -------------- ------------

 Goodwill                                               147,932      147,932
 Less: Accumulated amortization                         (75,103)     (60,310)
 Tax credits                                            (24,729)     (30,055)
 Provision for stockholders' equity integrity           (48,100)     (57,567)
                                                    -------------- ------------
                                                              -            -
                                                    ============== ============

The tax credits related to tax loss carryforwards and social contribution loss carryforwards in the amount of R$26,681 (individual) and R$36,620 (consolidated) will be offset with future taxable income, up to the annual limit of 30%, in accordance with current legislation.

As required by CVM Instruction N(0) 371/2002, management prepared a technical feasibility study on the future realization of the deferred tax assets, considering the probable capacity of taxable income generation by the Company, in the context of the many variables of its business. Among the actions implemented by the Company, aiming at the generation of future taxable profits, stands out the migration of the network to the GSM/EDGE pattern, the most advanced technology in operation in Brazil, which provides a larger variety of products and services, with greater added value, better capacity and quality, increasing profitability.

This technical feasibility study was approved by the Board of Directors on March 1st., 2005 and examined by the Board of Auditors (Conselho Fiscal) on the same date.

The mentioned technical study identified that a portion of the deferred income tax and social contribution in the amount of R$1,343 (R$1,468 in 2003) will be realized above the ten years permitted by CVM Instruction N(0) 371/2002. Accordingly, a provision for loss on realization of these assets was set up.

The short-term portion of the deferred income tax and social contribution in December 31, 2004 and 2003, consistently consider the realization of the goodwill (parent company) and of the temporary additions (subsidiary).

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------





According to projections prepared by company's and subsidiary's management, the long-term portion of the deferred income tax and social contribution will be realized in the following years:

                                                                        2004
                                      -----------------------------------------
                                             Parent company        Consolidated
                                      -----------------------------------------
 2006                                                5,059               7,965
 2007                                                5,234             12,023
 2008                                                5,447              5,692
 2009                                                5,631             18,445
 2010                                                3,222              3,222
 2011 to 2012                                       10,528             10,528
 2013 to 2014                                        9,945              9,945
                                      -----------------------------------------
 Total realizable in 10 years                       45,066             67,820
                                      =========================================

(c) Net income for the year


                                                          Parent company                Consolidated
                                                   ------------------------------ ------------------------
                                                        2004           2003            2004           2003
                                                   ------------------------------ ------------------------
 Social contribution
 Current                                                                       -        (145)          -
 Deferred                                                  1,306          1,636        1,621         534
 Reversal of provision for loss on realization of
     deferred social contribution asset                       33              2           33           2
                                                   ------------------------------ ------------------------
                                                           1,339          1,638        1,509         536
                                                   ============================== ========================
 Income tax
 Deferred                                                  3,631          4,544        4,181       1,178
 Reversal of provision for loss on realization of
     deferred income tax asset                                92              5           92           5
                                                   ------------------------------ ------------------------
                                                           3,723          4,549        4,273       1,183
                                                   ============================== ========================


Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------



Presented below is a summary of the income tax and social contribution reconciliation:


                                                               Parent company                  Consolidated
                                                        ------------------------------ ------------------------------

                                                            2004           2003            2004            2003
                                                        --------------------------------------------------------

 Income before taxes and profit sharing                      (7,722)       (2,411)       (9,983)          7,587
 (-) Employees' profit sharing                                    -             -              -        (4,501)
                                                        --------------------------- -------------- --------------
 Income before taxes                                         (7,722)       (2,411)        (9,983)         3,086
 (-) Equity in the results of subsidiary                      2,442        (6,566)             -              -
 (-)Amortization of the provision for equalization of
     stockholders' integrity                                 (9,467)       (9,467)        (9,467)        (9,467)
 Other permanent additions, net                                 227           268          2,811          1,346
                                                        --------------------------- -------------- --------------
 Taxable base                                               (14,520)       (18,176)       (16,639)        (5,035)
                                                        --------------------------- -------------- --------------
 Income tax and social contribution (34%)                     4,937         6,180          5,657          1,712
  Reversal (constitution) of provision for loss on
     realization of deferred income tax and social
     contribution asset                                         125             7            125              7
                                                        --------------------------- -------------- --------------
                                                              5,062         6,187          5,782          1,719
                                                        =========================== ============== ==============


5 Cash and Cash Equivalents


                                                                Parent company               Consolidated
                                                        ------------------------------ --------------------------
                                                            2004           2003            2004          2003
                                                        ------------------------------ --------------------------

                                                                 46           24           2,481         3,751
 Cash and banks
 Financial investments
   Investment funds                                           1,843          557          97,330         1,583
   Other highly liquid securities                                 -            -              68         2,750
                                                        ------------------------- --------------- --------------
                                                              1,889          581          99,879         8,084
                                                        ========================= =============== ==============


On December 31, 2004 and 2003, the financial investments in funds were mainly represented by investments in an exclusive Quotas Investment Fund (FAC) administered by Banco Itau S.A. On these same dates, this fund investment portfolio was comprised of quotas of exclusives Financial Investment Fund (FIF), the resources of which were mainly invested in high liquidity Brazilian federal government notes.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------





6  Trade Accounts Receivable, Net

                                                    Consolidated
                                         ---------------------------------
                                                2004              2003
                                         ----------------  ---------------

 Telecommunications services                   110,731            113,318
 Handset and accessory sales                    22,590             21,430
                                         ----------------  ---------------
                                               133,321            134,748
 Allowance for doubtful accounts               (42,261)          (39,333)
                                         ----------------  ---------------
                                                91,060             95,415
                                         ================  ===============

On December 31, 2004, accounts receivable from telecommunication services also included receivables from customers regarding the payment of long-distance and international calls made by the subscribers using the Carrier Selection Code
(CSP) of the long-distance operators, in accordance with SMP rules, as from August 1, 2004 (Note 1).

7  Inventories

                                                          Consolidated
                                                  --------------------------
                                                      2004           2003
                                                  --------------------------

 Handsets and accessories                            17,196         17,281
 Provision for adjustment to market value            (4,633)        (4,401)
                                                  ------------  ------------
                                                     12,563         12,880
                                                  ============   ===========

At December 31, 2004, inventories also included GSM/EDGE handsets and accessories purchased by the Company as part of the technology migration program (Note 1).

8   ICMS Recoverable - Long-term Receivables

Refers to ICMS recoverable installments, to be offset beginning 2006 at the rate of 1/48 per month, related to credits arising from purchases of equipment included in fixed assets, as prescribed by Supplementary Law N(0) 102, of July 11, 2000.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------




9  Investment in Subsidiary

(a) The investment in Amazonia Celular S.A. is summarized as follows:

                                                           2004         2003
                                                      ------------ -------------

 Capital                                                 231,431        231,431
 Stockholders' equity                                    228,552        231,810
 Net income (loss) for the year                           (3,983)         7,594
 Interest in capital stock                                 74.96%         74.96%
 Interest in voting capital                                89.78%         89.78%
 Number of shares held (in thousands)
     Preferred                                         5,935,415      5,935,415
     Common                                            5,098,287      5,098,287
 Equity pick-up:
     From the subsidiary's net income                     (2,986)         5,693
     From items not affecting the net income
      (loss) of subsidiary                                   544            873

                                                      ------------ -------------
                                                          (2,442)         6,566
                                                      ============ =============

(b) Changes in investment:

                                                           2004        2003
                                                      ------------- -----------

 Balance at the beginning of the year                     173,763      173,481
 Equity pick-up                                            (2,442)       6,566
 Proposal for profit sharing:
   Dividends                                                     -      (5,621)
 Loss                                                            -        (663)
                                                      ------------- -----------
 Balance at the end of the year                           171,321      173,763
                                                      ============= ===========

(c)  Other information:

     The financial statements of the subsidiary were audited by the same independent accountants of the parent company.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------






10  Property, Plant and Equipment



                                                                                                Consolidated
                                     -------------------------------------------------------------------------
                                                                                       2004             2003
                                     -------------------------------------------------------------------------

                                        Annual
                                      depreciation                    Accumulated
                                        rates - %       Cost         depreciation   Net amount    Net amount
                                     ------------------------------ ------------------------------------------
 Transmission equipment                        12.5       396,157         248,018       148,139      174,757
 Main switching centers                        12.5       181,894          73,916       107,978      102,299
 Power supply equipment                        20.0        26,774          19,126         7,648        9,082
 Buildings                                      5.0        11,695           6,346         5,349        5,526
 Towers and other support and
   protection devices                          10.0        29,576          13,947        15,629       17,404
 Software                                      20.0        91,007          47,082        43,925       20,220
 Information technology equipment              20.0        22,353          16,077         6,276        8,112
 Terminal equipment                            20.0         2,019           1,792           227          485
 Other assets                          10.0 to 20.0        73,651          40,648        33,003       21,632
                                                    --------------- ------------------------------------------
 Total assets and facilities in                           835,126         466,952       368,174      359,517
   service
 Assets and facilities in progress                         95,216               -        95,216       46,449
                                                    ---------------------------------------------------------
                                                          930,342         466,952       463,390      405,966
                                                    =============== ==========================================


     In November 2004, the subsidiary started its GSM/EDGE operation in parallel to its TDMA network (Note 1). Subsidiary management evaluated the future recovery values of the TDMA equipment based on discounted cash flows and concluded that no obsolescence provision is required at December 31, 2004. Substantially all TDMA network assets should be fully depreciated by the end of 2008.


11   Suppliers (Consolidated)

     Includes accounts payable to other mobile telephone companies and fixed-line and long-distance carriers related to network usage charge, additional call transfer, roaming, and long-distance calls. In 2004, the balance basically consists of payables to suppliers on account of the supply of handsets and equipment, of delivery of services, and execution of civil works related to the technology migration to the GSM/EDGE standard (Note 1).

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------




12       Financings


                                                                                            Consolidated
                                                                                      --------------------------
                                                                                         2004          2003
                                                                                      ------------  ------------

 Senior  Notes - The  outstanding  balance is adjusted by the U.S.  dollar  exchange fluctuation,  plus  annual  interest of 8.75%.  Interest  is payable  semiannually.
 Principal is repayable in January 2009.                                                106,176             -

 Safra  -  The  outstanding   balance  is  adjusted  by  the  U.S.  dollar  exchange
 fluctuation,  plus  annual  interest  of 0.25%.  Interest  is  payable  in a single
 installment in October 2005.                                                            27,871             -

 Unibanco  - The  outstanding  balance  is  adjusted  by the  U.S.  dollar  exchange fluctuation,  plus annual  interest  of 5.25% above the Libor.  Interest is payable semiannually.  Principal is repayable semiannually, beginning April 2006. Principal
 is repayable in October 2010.                                                           53,088             -

 Export Development  Canada (EDC) - The outstanding  balance is adjusted by the U.S.
 dollar  exchange  fluctuation,  plus  annual  interest  of 5.75%  above the  Libor.
 Installments are repayable  semiannually,  beginning June 2001, with final maturity
 in December 2004.                                                                            -        18,058

 Itau / BBA - Assumption of Debt - The  outstanding  balance is adjusted by the U.S.
 dollar  exchange  fluctuation,  plus annual interest of 4.15% above the Libor until
 September  2003 and of 3% per year  beginning  September  2003.  The  principal  is
 repayable in just one installment in March 2004.                                             -        30,340

 Santander  -  Resolution  2770 - The  outstanding  balance is  restated by the U.S.
 dollar  exchange rate  fluctuation,  plus annual interest of 0.95%. It falls due in
 one single installment in March 2005.                                                   13,272             -

 Santander - Assumption  of Debt - The  outstanding  balance is adjusted by the U.S.
 dollar exchange  fluctuation and bears annual interest of 3.73%.  Installments  are
 payable annually, with the final maturity in September 2004.                                 -        30,338

 Citibank - The  outstanding  balance is restated by the U.S.  dollar  exchange rate variation,  plus  annual  interest of 3.925%  above  Libor.  Installments  fall due
 semiannually, beginning April 2003, with final maturity in October 2005.                   33,180        72,230

 National  Bank for  Economic and Social  Development  (BNDES) - The debt balance is restated by the Long-term Interest Rate (TJLP),  plus 3.8% p.a. until December 2004 and 5.8% p.a.  beginning  December 2004.  Installments  are repayable  monthly with
 final maturity in December 2005.                                                           33,860        65,329

 National  Bank for  Economic and Social  Development  (BNDES) - The balance owed is restated by the cost of the BNDES  currency  basket,  plus 3.8% p.a. until December
 2004 and 5.8% p.a.  beginning  December 2004.  Installments  are repayable  monthly
 with final maturity in January 2006.                                                       18,149        37,334

 Other financing                                                                               278           423
                                                                                      ------------  ------------
                                                                                           285,874       254,052
 Less: Short-term portion                                                                (125,048)     (165,556)
                                                                                      ------------  ------------
 Long-term portion                                                                         160,826        88,496
                                                                                      ============  ============


Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------


Long-term debts have the following minimum payments to be made in the coming years:


                                                        Consolidated
                                                 ---------------------------
                                                  2004               2003
                                                 ---------------------------
 2005                                                     -         86,820
 2006                                                12,124          1,615
 2007                                                10,672             61
 2008                                                10,618              -
 2009                                               116,794              -
 2010                                                10,618              -
                                                 ---------------------------
                                                    160,826         88,496
                                                 ===========================

In January 2004, the subsidiary, together with the affiliate Telemig Celular S.A., issued on the international markets unsecured Senior Notes.

Total funds raised were US$ 120 million, US$ 40 million of which by Amazonia Celular S.A. and US$ 80 million by Telemig Celular S.A.

Main features of the issue:

Coupon: 8.750% per year
Issue price: 99.504%
Yield to maturity: 8.875% per year
Term: five years

The Senior Notes program and the financing agreements entered into with National Bank for Economic and Social Deployment - BNDES, Citibank and Unibanco include covenants regarding the use of funds for the purposes in the agreements, certain related-party and merger and takeover transactions, and certain target limits substantially based on balance sheet financial indices, among others.

Should the subsidiary fail to perform under such covenants, the maturity of these Senior Notes and the long-term loans granted by the mentioned institutions can be accelerated. At December 31, 2004, every clause was fulfilled by the subsidiary or waivered, or renegociated by the financial institution.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------


The financing agreement entered into with Citibank is guaranteed by the Company. The financing agreements entered into with BNDES are guaranteed by the Company and a lien on receivables of the subsidiary amounting to 1.4 times the highest installment falling due. At December 31, 2004, the subsidiary had receivables in the amount R$7,315 (R$7,100 at December 31, 2003) pledged to BNDES, recorded as other current assets.

The financing agreement entered into with Unibanco is guaranteed by the Company and a lien on the subsidiary equipment in the amount of R$34,386. The financing agreements entered into with Safra, Itau - BBA and Santander are covered by promissory notes.


13       Provision for Contingencies

                                                            Consolidated
                                                   --------------------------
                                                      2004          2003
                                                   ------------  ------------
 Tax contingencies                                     47,641       83,913
 Civil and labor claims                                 3,311        2,330
 Court judicial deposits                              (50,327)     (80,159)
                                                   ------------  ------------
                                                          625        6,084
                                                   ============  ============

(a)  Tax contingencies

     Refer basically to:

     i. Value Added Tax on Sales and Services (ICMS) levied on monthly subscription fees, value added services, and activation fees: management, supported by its tax advisors, understands that ICMS should be levied only on telecommunications services and that its imposition on monthly subscription fees, value added services and activation fees is illegal because these are not telecommunications services. In December 1998, the subsidiary was granted an injunction that suspended the taxation on monthly subscription fees and started to accrue and deposit in the courts the amounts involved. The provision recorded on December 31, 2004 was R$ 11,294 and the corresponding judicial deposits amounted to R$ 9,273.

     In 2004, there was a reversal of part of the provision amounting to R$14,030 (R$9,259 net of tax effects), resulting from the favorable outcome obtained in two states. The reversal is presented as general and administrative expenses in the statement of operations.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------


     ii. Funds for Telecommunications Inspection (FISTEL): the subsidiary filed a lawsuit questioning the responsibility for the payment of inspection fees on mobile stations of which it is not the owner, the amounts related to the Operating Inspection Fee (TFF) and Installation Inspection Fee (TFI) being accrued and deposited in court. The provision recorded on December 31, 2004 was R$34,227 (equivalent to the judicial deposits in the same amount).

(b)  Civil and labor contingencies

     The subsidiary is a party to a number of labor and civil claims. Civil contingencies refer mainly to lawsuits filed by the subsidiary's customers and labor contingencies to lawsuits filed by former employees. Based on the opinion of its legal counsel, management believes that the provision recorded is sufficient to cover probable losses arising from unfavorable outcomes.


(c)  Other contingencies

     On March 26, 2003, Highlake International Business Company Ltd., which is indirectly controlled by Opportunity Fund and CVC/Opportunity Equity Partners L.P., acquired the entire shareholding interest of TPSA do Brasil Ltda. in Telpart Participacoes S.A., and all court and extrajudicial litigation involving the former parent company of TPSA and Opportunity were settled, which also benefits all direct and indirect subsidiaries of Telpart. Litigation settlement was reached through a transaction statement signed by the parties, amounting to R$10,988 (of which R$4,024 were settled by the Company and the remaining by the subsidiary). This amount was expensed in the first quarter of 2003, under General and administrative expenses.


14   Stockholders' Equity

(a)  Subscribed and paid-up capital

     At December 31, 2004 and 2003, subscribed and paid-up capital amounts to R$84,851, represented by 335,084,155 thousand shares, of which 124,623,842 thousand are common shares and 210,460,313 thousand are preferred shares, all nominative, without par value. The Company's authorized capital is 700 billion shares.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------


     On December 19, 2002, due to the new wording of Article 17 of Law N(0) 6404/76, according to the amendments introduced by Law N(0) 10303/01, the General Stockholders' Meeting approved the changes in the rules for the payment of dividends of the preferred shares, which are non-voting, ensuring them priority in the event of capital refund, without premium, and the payment of minimum, non-cumulative dividends, according to the criteria below, alternatively, considering the greater amount resulting from the following criteria:

          I - 6% a year over the amount resulting from the division of paid-up capital by total Company shares; or

          II - the right to receive minimum mandatory dividends, according to the following criteria:

          (a) priority in receiving minimum non-cumulative dividends corresponding to 3% of the share's net worth; and

          (b) right to be included in income distribution, under the same conditions as provided to common shares, after the latter are assured dividends equal to the minimum priority dividend established in conformity with item "a".

(b)  Capital reserve

     The goodwill arising from the reorganization, mentioned in Note 4, was fully recorded as a contra-entry in capital reserve - goodwill premium reserve, in accordance with CVM Instruction 319/99, and the portion corresponding to the effective tax benefit will be capitalized annually in favor of the controlling stockholder, with the corresponding issue of a proportional number of common and preferred shares. As for the issue price, one of the criteria established in paragraph 1, Article 170 of Law N(0) 6404/76 will be observed. A rights issue will be assured to minority stockholders to allow them to subscribe as established in Article 171, paragraph 2 of Law No. 6404/76.

     The Company elected to adopt the provisions of CVM Instruction 349/2001 as from 2000, adjusting its 2000 financial statements in order to reflect an asset against a goodwill premium reserve the amount related to the expected tax benefit from the deductible expensing of the goodwill originally recorded in Telpart Participacoes S.A. In December 31, 2004 and 2003 there was no effective tax benefit.

     At the Ordinary General Meeting held on March 19, 2003, the capitalization of R$ 777 was approved, without the issue of shares, which did not correspond to the effective tax benefit related to 1999.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------




(c)  Legal reserve

     Recognized according to Brazilian Corporate Law and Company By-laws, at 5% of the net income of each year, up to a maximum of 20% of the share capital.


(d)  Unrealized profit reserve

     This reserve originated from the split-off of Telebras, which represented revenues recorded and not yet financially realized, and is being realized in up to ten years, at the end of each year, as from 1998. This term is in compliance with the remaining time of the concession period, and is considered sufficient to recover the amount of the investments made and which will continue to be made in the project for expansion of the service capacity.

     According to the adjustment established by Law N(0) 10303/01, the profits recorded in the unrealized profit reserve as from 2002, should be considered by the amount of the own dividends delayed. However, the unrealized profit reserve formed during the term of the previous rule, when realized, will continue to be included in the dividends calculation basis, which is the case of the unrealized profit reserve existing in the Company.

(e)  Dividends

     To the shareholders is secured a minimum dividend of at least 25% of adjusted net income for each year, according to the Brazilian Corporate Law and the Company By-laws. This amount will be increased up to the amount necessary for the payment of the minimum priority dividend of preferred shares.

     Considering the subsidiary's accumulated losses and the lack of proposal for distribution of dividends, as well as the Company's financial incompatibility, management will propose the non-distribution of dividends for 2004, as established in Article 202 of Brazilian Corporate Law but subject to approval at the General Stockholders' Meeting.

     In 2004, the Company reversed lapsed dividends and interest on capital in the amount of R$ 213 (R$ 219 in 2003). The reversal was credited to retained earnings in stockholders' equity.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------




15   Pension Plan


     The subsidiary individually sponsors a defined benefits retirement plan - Plan PBS Tele Norte Celular. Apart from the supplementation benefit, medical assistance (PAMA) is provided to retired personnel and dependents on a shared cost basis. The contributions to the plans PBS Tele Norte Celular and PAMA are determined based upon actuarial studies, prepared by independent actuaries in accordance with current Brazilian actuarial standards. The cost determination regime is based on capitalization and the contribution due by the sponsor is 13.5% on payroll covering the employees who are included in the plan from which 12% is allocated to the cost for plan PBS Tele Norte Celular.

     The pension benefit is generally defined as the difference between 90% of the retiree's average salary during the last 36 months indexed to the date of retirement and the value of the retirement pension paid by the Social Security Dues ("INSS"). For retired employees the initial pension payment is subsequently adjusted upwards to recognize cost of living increases and productivity awards granted to active employees.

     In 2004, the subsidiary was authorized by the Supplementary Pension Secretariat to create a new Pension Plan. The new plan, called CelPrev Amazonia, was offered to those employees not participating in PBS Tele Norte Celular, and also to new employees hired by the subsidiary. The participants in the PBS Tele Norte Celular were offered and received incentives to migrate their benefits and funds to the new plan.

     The main features of the new plan are as follows: defined contribution plan, except for sickness allowance, where the benefit is a defined benefit during up to 24 months; participants contribute with 50% and the Company with the other 50% of regular costs; regular retirement at the age of 60, anticipated to the age of 50; deferred proportional benefit; disability retirement; sickness allowance; imprisonment allowance, and survival pension. The benefit on retirement depends on the time of contribution and the amount contributed, as well as the return on the funds invested.

     A participant may make three types of contributions to the new plan, which are: (a) basic regular contribution: percentage varying from 0% to 2% of the employee's contribution salary; (b) additional regular contribution: percentage varying from 0% to 6% of the portion of the contribution salary exceeding ten Standard Reference Units; and (c) voluntary contribution: percentage freely chosen by the participant and applied on his or her contribution salary.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------


The sponsor is allowed to make four types of contributions, as follows: (a) basic regular contribution: contribution equal to the basic regular contribution of the participant, net of the contribution for funding the sick allowance benefit and the contribution used to defray administrative expenses; (b) additional regular contribution: equal to the additional regular contribution of the participant, net of administrative expenses; (c) occasional contribution: made voluntarily, the periodicity of which is determined by the sponsor; and (d) special contribution: contribution intended exclusively for the sponsors' employees that do not participate in the PBS plan and that entered within 90 days after the date CelPrev became effective.

During 2004, the subsidiary made contributions to the Plan PBS Tele Norte Celular in the amount of R$429 (R$716 in 2003) and to CelPrev Amazonia in the amount of R$237.

The status of PBS Tele Norte Celular - Active and Assisted Participants and PAMA at December 31, 2004 and 2003, and CelPrev Amazonia at December 31, 2004 is as follows:



                                                           2004          2003
                                                        -----------   ----------

PBS Tele Norte Celular - Active Participants
Present value of actuarial liability                      (14,626)      (17,248)
Fair value of plan assets                                   22,751        21,970
                                                        -----------   ----------
Surplus                                                      8,125         4,722
Unrecognized actuarial gain                                (6,433)       (5,926)
                                                        -----------   ----------
Additional actuarial assets (liabilities)                    1,692       (1,204)
                                                        ===========   ==========


PBS Tele Norte Celular - Assisted Participants
Present value of actuarial liability                       (1,386)       (1,330)
Fair value of plan assets                                    1,802        1,589
                                                        -----------   ----------
Surplus                                                        416          259
Unrecognized actuarial gain (loss)                           (116)           12
                                                        -----------   ----------
Additional actuarial assets                                    300          271
                                                        ===========   ==========

PAMA:
Present value of actuarial liability                       (1,855)       (2,638)
Fair value of plan assets                                   1,390         1,488
                                                        -----------   ----------
Surplus                                                      (465)       (1,150)
Unrecognized actuarial gain                                (1,525)         (571)
Increase in liabilities upon compliance with the
pronouncement not recognized                                  566           850
                                                        -----------   ----------
Additional actuarial liabilities                           (1,424)         (871)
                                                        ===========   ==========

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------



                                                  2004               2003
                                           ----------------   -----------------
CelPrev Amazonia:
Present value of actuarial liability            (3,566)
Fair value of plan assets                         3,722
                                           -------------
Surplus                                             156
Unrecognized actuarial gain (loss)                    -
                                           -------------
Additional actuarial assets                         156
                                           =============

The amounts to be recognized in the statement of operations referring to the defined benefit portions are as follows:

                                                     2005               2004
                                               -----------------  ------------
Expenses (income) to be recognized
Current service cost (with interest)           744                1,127
Interest on actuarial liabilities              2,014              2,370
Expected return of plan assets                 (4,666)            (2,976)
Amortization cost                              (4)                89
Expected participant contributions             (212)              (392)
                                               -----------------  ------------
Expenses (income) to be recognized             (2,124)            218
                                               =================  ============


The main actuarial assumptions used are as follows:


                                           PBS Tele Norte       PBS Tele
                                              Celular -      Norte Celular
                                               Active          - Assisted         CelPrev
                                            participants     participants:        Amazonia           PAMA
                                           ----------------  ---------------  -----------------  ----------------

Actual discount rate for the actuarial        6.0% p.a.        6.0% p.a.         6.0% p.a.          6.0% p.a.
   liability
Expected actual return on assets             12.6% p.a.        6.9% p.a.         12.6% p.a.        10.9% p.a.
Estimated actual salary increases rate        2.0% p.a.        2.0% p.a.         2.0% p.a.          2.0% p.a.
Estimated inflation rate in the long run      5.0% p.a.        5.0% p.a.         5.0% p.a.          5.0% p.a.
Biometrical overall mortality table            UP84 +1          UP84 +1           UP84 +1            UP84 +1
Biometrical disability table                   Mercer        Not applicable        Mercer            Mercer
                                             Disability                          Disability        Disability
Expected turnover rate                          Null         Not applicable    0.15 / (years          Null
                                                                              of service +1);
                                                                               null after 50
                                                                                years of age
Probability of reaching retirement          100% at first    Not applicable    100% at first      100% at first
                                           eligibility to                      eligibility to      eligibility
                                            benefit under                      benefit under       the retired
                                                Plan                                Plan



The projected unit credit method was used for the benefit evaluation. This methodology is in accordance with CVM Deliberation N(0) 371 and NPC-26 of IBRACON.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------



The subsidiary reflected its actuarial liabilities related to PBS Tele Norte Celular, net of deferred taxes (at December 31, 2003) and PAMA (at December 31, 2004 and 2003), as shown below:



Plan                                                    2004             2003
                                                    -------------   ------------

PBS Tele Norte Celular - Active Participants                   -          1,204
PAMA                                                       1,424            871
                                                    -------------   ------------
Total                                                      1,424          2,075
Deferred taxes                                                 -          (409)
                                                    -------------   ------------
Total net of tax effects                                   1,424          1,666
                                                    =============   ============


Additionally, the subsidiary did not record additional actuarial assets related to PBS Tele Norte Celular - Assisted at December 31, 2004 and 2003, and CelPrev Amazonia at December 31, 2004.



16   Management Fees

     Management fees in 2004 and 2003 totaled, respectively, R$420 and R$361. The consolidated fees amounted to R$1,722 in 2004 and R$1,387 in 2003, considering transfers foreseen in the agreements for the shared use of human and administrative resources, with sharing of expenses, described in
     Note 3.



17   Commitments

(a)  Capital expenses

     At December 31, 2004, the subsidiary had commitments with capital expenses, to be realized in the next year, in the approximate amount of R$13,000.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------




(b)  Lease agreements

     The subsidiary has entered into several agreements to lease properties, equipment, and facilities, for which R$ 8,849 (Consolidated) in 2004 (R$ 8,455 in 2003) was recorded as expenses for the year. Future commitments related to these agreements are as follows:


                                                          Consolidated
                                                       ------------------

     2005                                                    5,815
     2006                                                    4,489
     2007                                                    3,795
     2008                                                    2,626
     2009                                                    1,086
     2010 and thereafter                                     1,445
                                                       ------------------
     Minimum committed amounts                              19,256
                                                       ==================

(c)  ANATEL goals (unaudited)

     The goals agreed with ANATEL are monitored by management and goals were properly met.


18   Insurance Coverage

     At December 31, 2004 and 2003, the subsidiary had insurance coverage against fire, sundry risks related to inventories and property, plant and equipment and loss of profit, at amounts considered sufficient to cover eventual losses based on management's analysis of risks and amounts involved.

     At December 31, 2004 and 2003, the amounts regarding the risks insured were approximately the following:

                                                         Consolidated
                                                --------------------------
                                                    2004           2003
                                                --------------------------

  Inventories                                        14,000        12,000
  Property, plant and equipment                     507,000       491,000
  Loss of profits                                   201,000       202,000
                                                ------------  ------------
                                                    722,000       705,000
                                                ============  ============

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------



19   Employees' Profit Sharing

     The subsidiary has a profit sharing program agreed with SINTTEL - Labor Union for Telecommunications Companies, as established by Law 6404/76 effective for one year beginning January 2004. This program intends to foster productivity improvements and compensates employees for the attainment of the agreed goals, based on operational and financial indicators, approved by the Company and subsidiary's Board of Directors.

     In 2004, despite the loss recorded by the subsidiary, the goals agreed with SINTTEL were met, and profit sharing totaled R$4,736 accrued as operating costs/expenses, of which R$895 was recorded under cost of services, R$2,325 under service selling expenses, and R$1,516 under general and administrative expenses.

     At December 31, 2004 and 2003, as prescribed by the Company's By-laws and subject to the approval of the Stockholders' Meeting, employees' profit sharing is as follows:

                                                         Consolidated
                                              ----------------------------
                                                   2004            2003
                                              --------------    ----------
 Employees' profit sharing                          2,823          3,344
 Statutory directors' profit sharing                1,913          1,157
                                              -------------     ----------
                                                    4,736          4,501
                                              =============     ==========


20   Stock Option Based Compensation

     On October 5, 2000, the Board of Directors of Tele Norte Celular Participacoes S.A. approved two long-term incentive plans, as follows:

(a) Plan A - This plan is for certain key executives who may be granted target-based bonuses consisting of Tele Norte Celular Participacoes S.A. common or preferred shares. The bonuses are earned and shares issued only to the extent that Tele Norte Celular Participacoes S.A. achieves performance goals determined by the Board of Directors during a five-year performance period. Up to December 31, 2004, no options have been granted.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------




(b) Plan B - This plan is for key executives (including those participating in the plan A) and other employees. Options granted relate to Tele Norte Celular Participacoes S.A. preferred shares, exercisable at the market price at the time they are granted. The vesting of this option is 20% during the second year, 60% in the third year, and 100% in the fourth year. Up to December 31, 2004, 297,827 share options were granted and none were exercised. The exercise price of the granted options is R$1.44 (one real and forty four cents) per one thousand preferred shares of Tele Norte Celular Participacoes S.A. This price is adjusted based on the General Market Price Index (IGP-M) to the option exercise date. There were no vested options at December 31, 2004.

     During the meetings held on December 29 and 30, 2003, the Boards of Directors of Tele Norte Celular Participacoes S.A. and its subsidiary, respectively, approved changes on Plan B, as follows:

     The plan is for the Company's key executives (which can also choose Plan
     A), and the stock options granted relate to preferred shares of Tele Norte Celular Participacoes S.A., exercisable at a 20% discount from the market price at the time they are granted. In January 2004, 40% of the options will vest, 70% in January 2005, and 100% in January 2006. These options can be exercised up to January 2008. Up to December 31, 2004, 827,068 options have been granted. The options' exercise price is R$ 0.49 (forty nine cents) per thousand preferred shares of Tele Norte Celular Participacoes S.A. This price is adjusted based on the IGP-M to the option exercise date. The estimated dilution percentage is 0.32% over the five-year period of the approved plan.

     At December 31, 2004, the balance of exercisable options is 330,827. No option was exercised up to December 31, 2004.


21   Financial Instruments (consolidated)

     The subsidiary conducts transactions involving financial instruments in order to reduce exposure to interest and foreign currency risks. Management of these risks is carried out by defining strategies and determining exposure limits.

(a)  Foreign exchange rate and interest rate risks

     Foreign exchange rate and interest rate risks relate to the possibility of the subsidiary incurring losses arising from exchange rate and interest rate fluctuations, increasing its debt for loans balance and the related financial expenses. In order to mitigate such risks, the subsidiary carries out hedge transactions, through cross currency interest rate swap agreements.

     At December 31, 2004, the updated value of the swap agreements was R$130,955 (R$170,558 at December 31, 2003). These agreements fall due from February 2005 to July 2006.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------




     The gains or losses derive from differences in contracted indices against reference indices and are accounted for on the accrual basis under net financial income or expenses in the financial statements. At December 31, 2004, the net amount payable deriving from swap agreements totaled R$19,173, of which R$17,494 is included in long-term liabilities and the remaining amount in current liabilities. At December 31, 2003, the net amount payable relating to swap contracts totaled R$5,111, of which R$233 is shown in long-term liabilities and the remaining amount in current liabilities.

     At December 31, 2004, the Company and its subsidiary had foreign currency-denominated financing in the amount of R$252,014 (R$188,723 at December 31, 2003), of which 52% (90% at December 31, 2003) have been hedged.

(b)  Credit risk

     Accounts receivable credit risk relates to amounts of billed and unbilled telecommunications services provided, sales of handsets, and distribution of prepaid cards. The subsidiary continuously monitors credit granted to its customers and the default level. Customer access to telecommunications services is blocked when the bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. There are different credit risks involving receivables from mobile telecommunications services. The subsidiary sets credit limits to handset resellers and prepaid card distributors. These limits are defined based on potential sales, risk history, payment timeliness, and default level. At December 31, 2004, the subsidiary's allowance for losses on receivables is R$42,261 (R$39,333 at December 31, 2003) - Note 6.

     Transactions with financial institutions (financial investments and swap agreements) are carried out with several highly rated financial institutions, thus minimizing credit risks and avoiding concentration.

     There is no concentration of funds available that has not been mentioned above, which could, if suddenly eliminated, severely impact the Company's and the subsidiary's operations.

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------




(c)  Market value of financial instruments

     The market value of the financial assets and liabilities is determined based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or methodologies could have a different effect on the estimated market values.

     The book balance of financial investments at December 31, 2004, is equivalent to their market value because these investments are recorded at their realization value. The book balance of the swap agreements (Note 21a) at December 31, 2004 is lower than market value because of the premium that would be calculated if these agreements were settled in advance. However, the subsidiary has no intention of settling these transactions in advance.

     The book balances of loans and financing approximate their market value.

     The market value of the investment in the subsidiary is calculated based on the closing quotations of the stock exchanges in which there was a higher business volume of each instrument or the book amount of each type of share without negotiation. The market value calculated based on the quotation on the stock exchange arises from negotiations between minority stockholders, not necessarily representing the amount which would be obtained at a shareholding transfer transaction. Accordingly, the market value of the investment in the subsidiary is approximately R$68,807 at December 31, 2004 (R$ 60,710 at December 31, 2003).


22   Subsequent Events

     In January 2005, ADA - The Amazon Development Agency (former SUDAM) recognized the 75% income tax reduction tax benefit, granted in territories entitled to the incentive where the subsidiary operates (Para, Amazonas, and Roraima States) for a ten-year period, subject to ratification by the Federal Revenue Secretariat.


     As regards the States of Amapa and Maranhao, the benefit should be granted in 2005.





                                      * * *

Tele Norte Celular Participacoes S.A. (parent company) and
Tele Norte Celular Participacoes S.A. and Subsidiary (consolidated)

Notes to the Financial Statements
at December 31, 2004 and 2003
All amounts in thousands of reais unless otherwise indicated
-------------------------------------------------------------------------------




                               Board of Directors
                           Arthur Joaquim de Carvalho
                                    Chairman

      Veronica Valente Dantas                       Jose Leitao Viana
             Director                                   Director

     Marcos Nascimento Ferreira                  Paulo Conte Vasconcellos
             Director                                    Director

     Jacques de Oliveira Pena              Maria Amalia Delfim de Melo Coutrim
             Director                                    Director

     Jorge da Cunha Fernandes                    Danielle Silbergleid Ninio
             Director                                    Director

Claudia Silva A. de Azeredo Santos                    Wilson Santarosa
             Director                                    Director

                                Board of Auditors
                             Luiz Otavio Nunes West
                                    Chairman

         Gilberto Braga                            Augusto Cesar Calazans Lopes
           Director                                      Director

                          Jose Ronildo Borges Ferreira
                                    Director
                                 Executive Board

                         Antonio Jose Ribeiro dos Santos
                             Chief Executive Officer

     Ricardo Perpetuo                              Aloysio Jose Mendes Galvao
   Chief Financial and                            Chief Human Resources Officer
Investor Relations Officer

                            Giuliano Augusto de Melo
                      Accountant CRC - MG-074244/0-0 "S" DF